UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB\A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

WORLDTRADESHOW.COM, INC.

(Name of small business issuer in its charter)

                Nevada                            88-0355407

(State or other jurisdiction of     (I.R.S. Employer

incorporation or organization)       Identification No.)

9449 BALBOA AVENUE, SUITE 114, SAN DIEGO, CALIFORNIA 92123

(Address of principal executive offices) (Zip Code)

Issuer's telephone number:

(858) 292-9637

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.0001 par value per share

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Much of the discussion in this Item is “forward-looking” as that term is used in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934.  Actual operations and results may materially differ from present plans and operations due to changes in economic conditions, new business opportunities, changed business conditions, and other developments.

The following are factors that could cause actual results or events to differ materially from those anticipated, and include, but are not limited to general economic, financial and business conditions, changes in and compliance with governmental laws and regulations, our ability to obtain additional financing from outside investors and / or bank and mezzanine lenders; and our ability to generate sufficient revenues to cover operating losses and position us to achieve positive cash flow.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof.  We believe the information contained in this Form 10-SB to be accurate as of the date hereof.  Changes may occur after that date.  We will not update that information except as required by law in the normal course of its public disclosure practices.

Additionally, the following discussion regarding our financial condition and results of operations should be read in conjunction with the financial statements and related notes.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND

Unless the context otherwise requires, the terms "we", "our" "us" or “WTS” refers to WorldTradeShow.com, Inc.

WorldTradeShow.com, Inc. (the “Company”) was originally formed on September 15, 1995 as Interactive Processing, Inc., a Nevada corporation, to market high-tech consumer electronics through television home-shopping networks, retail stores, catalog companies and their website remotecontrols.com.  In March 1999, the Company changed its name to WorldTradeShow.com, Inc.  During the same month, the Company acquired intellectual property rights to a database and business plan and significantly changed its business plan to develop tradeshow software and market both physical and virtual tradeshow space through the Company’s website.  The Company has not yet commenced operations and therefore, is considered to be a development stage enterprise.

Business development: The Company began with a business plan and business model that has been put into a CD Rom presentation.  The Company in 1999 had acquired a database of over 11,000 tradeshow managers, complete with contact information for the majority of all tradeshows in North America.  This database was purchased from Chaiisai Tora, Inc., a non affiliate of the Company. The database will be used when WTS completes its Virtual Trade Show.

In mid 2000 the Company acquired DudeSmart.com for 1.2m. 144 common shares.  DudeSmart.com is an entertainment portal. The Company has a business plan in an interactive CD Rom presentation format. DudeSmart.com will be the entertainment division providing discounts on restaurants, travel/tours discounts, golf tours using the WTS Discount Card.  We know that there is no Company in Vietnam with any kind of discount card or entertainment book at this time. We plan to work with Hotels.com.vn, tour companies and restaurants, to sell the WTS Discount Card in Vietnam.  The WTS Discount Card will be marketed through our partners, affiliates, alliances, online through Hotels.com.vn, WorldTradeShow.com, and Dot.vn in late fall of 2005.

WorldTradeShow.com was attempting to penetrate into Vietnam as an online vehicle for Vietnamese companies to promote themselves. We have an opportunity to market, www.hotels.com.vn , which is the largest travel and tourism online website in the, as well as being recognized as the official travel/tourism website of Vietnam.

In February of 2003 the Company signed a deal with Hi-Tek for the reservation engine.  This particular software is the key to many of the functions for our online e-commerce.  The Company collects revenue online with back-end accounting functions.  The Company signed a service agreement with Hi-Tek to have WTS move forward without any out lay of funds.  Hi-Tek would pay for everything until the Company could get its necessary private placement funding.  The Company will be seeking a private placement upon trading on the NASD OTC BB.  Since 2003  Hi-Tek has introduced WTS to the Vietnamese Government, Mexican Hotel associations and other top travel agencies.  WTS has signed contracts and memorandum of understandings with Business.com.vn a Vietnamese Company, Dot.vn, Hotels.com.vn, MyBajaGuide.com, Maxsima Discount Card, VTIC –Vietnam Technology Information Center, and the Hanoi Business Association.  WTS has a network to work from in both Vietnam and Mexico.

Currently, we are marketing Hotels.com.vn and later in 2005, MyBajaGuide.com is a Mexican Hotel web portal with up to 700 hotels, golf courses, resorts conventions, and tours throughout Baja California.  The launching is expected in late 2005, giving WTS, the ability to generate revenue through sales, reservations and discount cards.

The Company is currently designing templates, functionalities, colors, fonts and other add ins in a Flash Presentation of a Virtual Booth.  The Company has previous designs, one can be viewed on its WTS CD Rom presentation.

WTS has moved forward in its business plan through 2003-2005 very quickly through software agreements, Hi-Tek service agreements, contacts, marketing agreements, and databases.  The Company will need approximately $1,500,000 to complete Phase I of the business plan which will include, hiring sales and marketing staff, create an Online Convention Center and Virtual Booths, e-commerce, multiple language software, and completing the entertainment division.

Using the latest broadband technologies, the Company intends to deliver a real-time Virtual Tradeshow experience via the Internet. Its web portal contains a comprehensive database of updated tradeshows, conventions and expositions worldwide.

WorldTradeShow.com’s “Travel Booking Engine” will allow it to start receiving revenue through the reservations of hotel rooms, airline flights, tee times, and limousines directed toward the trade show business.

Thus far, WorldTradeShow has prepared its business plan; designed and launched the FLASH Animation web page (WWW.WORLDTRADESHOW.COM); and designed and launched the front-end web site (Alpha stage).

Management has focused its available resources on the development of the web site and the reservation engine that supports the WorldTradeShow business plan. Phase I of the development has been successfully started. Secondly, with the agreement in place with Business.com.vn and Hotels.com.vn, WTS has implemented a soft launch of the website to begin the marketing of Hotels, Tourism in the Country of Vietnam.  As of the third and fourth quarter of the year ended, the website became live and has started to collect minimal revenues.

Management has financed the growth of WorldTradeShow.com to date through loans from management, shareholders and the debt from its major vendor and majority shareholder, Hi-Tek Multimedia, Inc. ("Hi-Tek"). WorldTradeShow.com retained Hi-Tek to design, program and implement the following:

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Corporate and promotional web sites.

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Initial module of the WorldTradeShow.com reservation engine.

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Preliminary offline and online marketing plan, including designing and producing all supporting marketing and promotional materials (CD-ROM, media kit, web slide presentation and corporate literature).

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Consult with the management of the Company on an as needed basis.

Management proposes to launch our WorldTradeShow.com web portal in strategic phases. Phase I has begun with hotel reservation sales in Vietnam. Phase I will also include Mexican hotel marketing through mybajaguide.com in later 2005, Phase II in Asia, and Phase III in Latin America and Europe.

MARKETING

WorldTradeShow.com proposes to use established traditional venues, as well as Internet channels to establish WorldTradeShow.com as an international online tradeshow "brand."

ADVERTISING  WorldTradeShow.com proposes to institute an aggressive print, billboard, television, radio, and event sponsorship campaign to attract both target markets and penetrate new markets in order to lead customers to its web site. Print media is proposed to include a variety of publications. Radio and televisions markets are anticipated to include both domestic and international markets. WorldTradeShow.com also proposes to exchange advertising space on the WorldTradeShow.com web site for space on other sites.

VIRAL MARKETING  WorldTradeShow.com proposes to brand its name worldwide using an innovative email technique. Viral marketing describes any strategy that encourages individuals to pass on a marketing message to others, creating the potential for exponential growth in the message's exposure and influence. Like viruses, such strategies take advantage of rapid multiplication to explode the message to thousands and possibly millions. Viral marketing is the ability to get consumers to tell each other about your product, service or Web site so you can spend less money on advertising. It's also known as "pass-along," "friend-tell-a-friend," and "evangelism" marketing.  This marketing is for opt-in subscribers only.

WORLDWIDE BANNER PLACEMENT  WorldTradeShow.com proposes to place hyper-linked advertising banners in highly visible locations on the World Wide Web for its target audience.

SEARCH ENGINE OPTIMIZATION. WorldTradeShow.com proposes to design its homepage into a multi-lingual format with country-specific indexes to attract potential visitors from other countries who use major search engines. The WorldTradeShow.com homepage would contain keywords in various languages so that search engines will place the WorldTradeShow.com. site at the top of the search engine listings when a search associated with trade shows or conventions is requested in other languages.

STRATEGIC LINKING  WorldTradeShow.com proposes to pursue strategic web site partnering to develop long-term traffic to WorldTradeShow.com.  Through web rings, partners, alliances and affiliates, WTS will can offer strategic linking on multiple websites to target specific advertising.

INTERNET (CYBER) CAFES  Management believes that Internet (Cyber) cafes are emerging as one of the easiest and most convenient methods to use the Internet. These cafes have become a predominant alternative to home computers throughout North America and Europe. In Asia, these cafes are among the main outlets to the Internet. WorldTradeShow.com proposes to establish strategic alliances with these cafes to penetrate the Asian regions.

AFFILIATE PARTNER MARKETING PROGRAMS. WorldTradeShow.com proposes to use affiliate partner marketing programs to attract traffic to its website. A person or entity with a website signs up to be an affiliate of WorldTradeShow.com and then places a banner or text link on its site directing visitors to the WorldTradeShow.com site. As a visitor clicks-through, a cookie (a small text file containing the referring affiliate's identification number assigned by WorldTradeShow.com) will be placed on the visitor's browser. If the visitor purchases reservations from WorldTradeShow.com's website, the ordering system and affiliate's software work together to attach the referring affiliate's identification number held in the cookie to the sale and uses that information to credit the affiliate with the proper commission for the referral.

RESELLER PROGRAM WorldTradeShow.com also proposes to use a reseller program for major established distribution networks to resell WorldTradeShow.com reservations through an existing large network of websites. The reseller program would be sold through WorldTradeShow.com's business development direct sales efforts to select distribution networks.

HOTELS.COM.VN. WorldTradeShow.com has a marketing agreement with Business.comVN to market Vietnam’s Largest Hotel Web Portal.  There are expected up to 3,000 hotels to be listed plus over 200 tour companies to promote tourism in the Country of Vietnam.  This agreement has the backing of the Vietnam Tourism Association (VITA) (www.VietnamTourism.com ), directly under Vietnam National Administration of Tourism (VNAT) with members including Vietnamese enterprises, commercial organizations and individuals in the travel/tourism industry based at No. 7 Dao Duy Anh, Dong Da, Hanoi, Vietnam.

BUSINESS.COM.VN and WorldTradeShow.com has exclusive e-commerce global business platform to promote, market and sell products and services of qualified Vietnamese companies. The Company is currently working with the Vietnamese government to produce a comprehensive directory of business to business (B2B) and business to consumer (B2C) companies throughout Vietnam.

WWW.DOT.VN. WorldTradeShow.com is working closely with Dot.vn to market and distribute these domains on its business web portal. The revenue from the partnership agreement is anticipated to allow the Company to start receiving proceeds during early 2005.

We are currently working with Dot.vn and Business.com.vn to cross-market through their respective databases.

COMPETITION

WorldTradeShow.com expects competition regarding reservations for Hotels online from Companies like Expedia and Travelocity to name a few.  The business plan of WorldTradeShow.com has online tradeshows, travel/tourism and meeting/conventions; all in one business plan, for which the Company believes there is currently not any competition.

RESEARCH AND DEVELOPMENT

WorldTradeShow.com has not directly engaged in research and development activities. Hi-Tek has developed and deployed WorldTradeShow.com's promotional web site with FLASH animation technology. WorldTradeShow.com will retain the proprietary rights to the web site content and related technology.

PATENTS, LICENSES, TRADEMARKS, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS

WordTradeShow.com ‘s Partners & Strategic Alliances

Hi-Tek, Inc.

Hi-Tek, Inc. is the largest shareholder of WorldTradeShow.com, Inc.

Hi-Tek.com is a successful private international corporation, with locations in San Diego, U.S.A., Tijuana, Mexico, Hanoi, and Ho Chi Minh City, Vietnam. The world-class technology Company is a leading visionary in providing Internet services and multimedia production since 1992. Through strong values and technological performance Hi-Tek.com has formed strong alliances and co-operation with major Vietnamese ISP’s (Internet Service Providers) such as Netsoft, VDC, and FPT to commercialize Vietnam’s Internet services.

Hi-Tek.com is introducing our latest Internet technologies for marketing and managing the .vn domain name registration, website design and hosting, email systems, e-commerce and e-marketing to Vietnam and the rest of the world for the first time. Our Company looks forward to servicing your Internet needs at the best prices and timing. In addition, Hi-Tek.com provides excellent customer service and technical support to all of our clients everyday.

HTM is an internationally recognized multimedia and internet services company, staffed with highly experienced graphic designers, programmers, network engineers and web marketing specialists. We have produced effective, engaging and result- oriented communication products on CD-ROM and DVD, and have enhanced internet web sites for Fortune 500 companies worldwide.

Business.com.vn:

Business.com.vn (www.Business.com.vn) is a leading Vietnamese internet technology and marketing Company is developing an exclusive e-commerce Global Business platform to promote, market and sell products and services of qualified Vietnamese companies. The Company is currently working with the Vietnamese Government to produce a comprehensive directory of business to business (B2B) and business to consumer (B2C) portal listing various companies throughout Vietnam.

Currently, Business.com.vn has over 3,000 companies in its database with the potential of expanding to over 30,000 Companies within Vietnam's 64 provinces. Vietnam, with a population of over 82 million people, is the second fastest growing economy in the world as per Vietnam Ministry of Trade.  Vietnam signed the Bilateral Trade Agreement with the United States to expand business opportunities for both countries, then Decree No. 33/2002/QD-TTg dated February 08, 2002 by Vietnam's Prime Minister was approved to begin implementing Vietnam Internet development plan for 2001-2005. Both of these significant events marked the beginning of great economic opportunities for WorldTradeShow.com, Inc. to participate and capitalize in the countries' growth for online business tradeshows.  Along with this there are over 6 million users of the Internet already in Vietnam, this represents only 7.4% of the population with that number increasing significantly each year.

   "WorldTradeShow.com (WTS) plans to work closely with Business.com.vn as a strategic marketing partner in Asia to help Vietnamese companies showcase their products, services and investment opportunities directly online, instantly giving them world wide exposure to do business. WTS will be the business tradeshow solution provider, as the vehicle to introducing import/export, travel and tourism companies inside and outside of Vietnam."

Business.com.vn

www.HOTELS.com.vn  is a comprehensive travel/tourism site now available, worldwide travelers use this official Vietnam Tourism Association website as the ultimate source in reviewing, selecting and making online purchases for, booking hotel rooms, and soon golf tee times, airline tickets, renting cars and other travel related transactions. WTS has many opportunities to generate recurring revenue from over 3,000 major hotels, 200 travel companies and others in tourism, restaurants and entertainment centers in Vietnam.

Hotels.com.vn is the only hotel web portal that is officially recognized by Vietnam National Administration of Tourism (VNAT) is a government agency, which exercises the state management function over tourist operations and activities throughout the country. It has full control in terms of business development, planning, public relations, personnel training, conducting research, and inspecting the implementation of policies and other regulations in the tourism sector. According to VNAT's latest tourism statistics, the number of international visitors to Vietnam jumped over 2.9million in 2004 generating over $1.6 Billion USD in tourism revenue. Vietnam tourism is up 23.7% so far in 2005 as compared to 2004, this is the highest ever on record, indicating that Vietnam is becoming a very popular Asian destination to worldwide travelers.

Vietnam Tourism Association (VITA) ( www.VietnamTourism.com ), directly under Vietnam National Administration of Tourism (VNAT) with members including Vietnamese enterprises, commercial organizations and individuals in the travel/tourism industry based at No. 7 Dao Duy Anh, Dong Da, Hanoi, Vietnam.  Vietnam Trade Information Center (VTIC): Vietnam Trade Information Center (VTIC),   www.ASEMConnectVietnam.gov.vn, and www.VINANET.com.VN, is the Vietnamese government agency responsible for managing and promoting Vietnam’s Import/Export businesses and associations with a membership over 8,000 enterprises.

The term of the marketing license agreement is for two years and requires the Company to pay a licensing fee of $150,000 and $300,000 for the years ending December 31, 2004 and 2005, respectively.  The license fees for 2004 and 2005 are payable by August 10, 2004 and February 10, 2005, respectively.  In the prior year, the Company has negotiated to defer the first license fee payment until February 10, 2005.  The Company has subsequently to the first extension negotiated with Business.com.vn to extend the contract for up to two years to the date of February 10, 2007.  In exchange for the rights licensed, the Company will earn a royalty equal to fifty (50%) percent of gross commission, as defined in the agreement (see exhibit 10.2). The extension document also states that once WorldTradeShow.com is trading on the OTC BB, Business.com.vn has the option for payment, or shares to be negotiated at that time.

Partnership www.DotVN.com:

In May 2003, the Company announced a partnership with Dot.vn the official Vietnamese Registration Company. WTS receives 15% commission on every Dot.vn sold through the WTS portal. We are working closely with Dot.vn to market and distribute these domains on its business web portal.  Many global companies are doing business in Vietnam and many more want to participate. As Vietnam continues to grow economically, these businesses are positioning to take advantage of the expansion. They will have to acquire their Vietnamese Internet identity to brand their names, services and protect their trademarks. In addition, over 30,000 Vietnamese companies and its 82 million citizens will have the opportunity to register their choice of domain names.  The .vn domain names have become un-restricted for worldwide registration. It costs $100 USD to register the .vn domain name per year. WorldTradeShow.com is working closely with www.Dot.vn to market and distribute these domains on its business web portal. The revenue from the www.Dot.vn affiliate program will allow WTS to start receiving revenue immediately from registration of the .VN domain names.

Hanoi Tips:

Hanoi Trade and Investment & Tourism Promotion Solution: www.hanoitips.com A strategic promotional program is designed to help both the U.S. and Vietnam's businesses to grow worldwide, particularly Vietnamese, promote trade, investments and tourism. This effort is in accordance with the BI-LATERAL TRADE Agreement, signed between both countries in 2001, to increase trades and investments. It will also help advertise Vietnam's trademarks in the U.S. market, provide businesses with market information and development assistance. The Hanoi Trade Department will act as a bridge between Hanoi TIPS in San Diego and Vietnamese businesses, providing U.S. market information and product samples to showcase on the Hanoi TIPS website and its virtual showroom on WorldTradeShow.com's website.

Hanoi Tips has an extensive data base of the top fortune 500 companies of the Country of Vietnam.  Members of Hanoi Tips will have opportunities to advertise, make agreements and letters of intents with WTS as well as market, promote their companies products and services on the WorldTradeShow.com portal.

MyBajaGuide.com:

WorldTradeShow.com, is to market the most efficient electronic promotional vehicle for Baja California Tourism. The official website, www.MyBajaGuide.com , currently in development, provides visitors worldwide information about the Baja California destination with the ability to make reservations with airlines, hotels/resorts, car rentals, golf courses and restaurants. Furthermore, the site will be linked to WorldTradeShow.com's production of the “Virtual Mexican Travel/Tourism Tradeshow 2005” to enhance the online promotion.

Baja California, Mexico geographically borders with the state of California and Arizona a peninsula with over 780 miles of beach hugging the Pacific Ocean and the Gulf of California . Each year, over 40 million visitors worldwide travel by land and sea to enjoy the beauty of this Northern Mexico peninsula. The Baja California travel and tourism industry generated almost $3 billion U.S. dollars in 2003, growing steadily at 6.7% annually.

Mexican Association of Hotels and Motels for Tijuana, Baja California, Mexico:

WTS has been selected to manage the website for the Official Mexican Associations of Hotels and Motels for Tijuana, Baja California, Mexico. WTSW will receive recurring revenue on advertisement, sponsorships and room reservation commissions from each hotels and motels.

The Mexican Associations of Hotels and Motels for Tijuana, Baja California, Mexico has over 130 hotels and motels listed in its membership. They service the business and leisure travelers worldwide. Tijuana, with a population of about 3 million people, is one of the most frequently visited destinations in Mexico. Over 42 million people cross the U.S. and Mexican border each year to do business and tour this well-known cosmopolitan city.

Agreement to Market MASXIMA Discount Card

In November 2003, the Company signed an agreement with Grupo Campestre to market Mexican MASXIMA Discount Card.  The signing of this Memorandum of Understanding allows the Company to promote and market the MASXIMA Discount Card, in Baja California, Mexico on its WorldTradeshow.com web portal.

In the Memorandum of Understanding (MOU), WTS and Maxsima Discount Card have a revenue sharing partnership, whereby WTS may retain up to 20% in recurring revenue.

MASXIMA Card is the most recognized retail discount card serving over 8 million Mexican consumers throughout Baja California and interior Mexico. The Discount Card offers customers savings from over 500 participating businesses, ranging from hotels, restaurants, rent-a-car agencies, department stores, gift stores and numerous other retailers serving majority of the Mexican travel/tourism market.

We plan to cross-market the MASXIMA Card between the Countries of Mexico and Vietnam.  The WTS Discount Card will be launched in late 2005 offering discounts in between the Countries.

Letter of Intent with All American Casting International

In November 2003, the Company  signed a Letter of Intent (“LOI”) with All America Casting International to be the exclusive marketer and distributor of its broadband Voice Over Internet Protocol telecom technology to its Vietnamese enterprise clients.

The LOI with All American Casting International is currently not proceeding.  All American has not fulfilled its obligation as set forth in any of the points on the LOI.  We are not pursuing any other agreements regarding Voice Telecommunications over the Internet at this time.

EMPLOYEES AND EMPLOYMENT AGREEMENTS

At present, the Company has no employees, other than our officers and directors, who devote their time as required to our operations.  In June 2000, the Company signed three consulting agreements with three different members of the Board of Director’s.  These agreements entitle each individual to a base salary ranging from $7,500 to $15,000 per month expired on January 30, 2001.  Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 1, 2005.  The other individual extended his agreement at terms similar to the original agreement through June 30, 2001.  Each of the three individuals agreed not to withdraw a consulting fee until sufficient funding is secured.  As of April 2005 and April 30, 2004, the Company has unpaid consulting fees of approximately $2,330,000 and $1,692,200, respectively.  One of the unpaid consulting fees bears interest at 12 percent.  As of April 30, 2005 accrued interest on these unpaid fees was approximately $343,500.  These advances are not repayable until July 1, 2005 at which point the Company anticipates it will be able renegotiate the terms of the payments and all monies owed to the related parties.

GOING CONCERN

The Company has experienced recurring losses, has a working capital deficiency of $3,317,836 and an accumulated deficit of $5,092,973 as of April 30, 2005.  These factors, among others raise substantial doubt as to its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS RELATED TO AN INVESTMENT IN WORLDTRADESHOW.COM, INC. STOCK

Some of the statements in this report or incorporated by reference are forward-looking, including, without limitation, the statements under the caption "Management's Discussion and Analysis or Plan of Operation".  Forward-looking statements include those that contain words like  "may,"  "will,"  "could," "should,"  "project,"  "believe,"  "anticipate,"  "expect," "plan,"  "estimate," "forecast,"  "potential,"  "intend,"  "maintain,"  "continue” and variations of these words or comparable words.  In addition, all of the non-historical information herein is forward-looking, including any statement or implication about a future time, result or other circumstance.  Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties. Actual results   may differ   substantially   from the   results that the forward-looking statements suggest for various reasons.  These forward-looking statements are made only as of the date of this report.  We do not undertake to update or revise the forward-looking statements, whether as a result of new Information, future events or otherwise.

The forward-looking statements included herein are based on, among other items, assumptions that we will be able to meet our operating cash and any debt service requirements, that we will be able to successfully resolve disputes and other business matters as anticipated, that competitive and technological conditions within the medical device and electronic component industries will not affect us materially or adversely, that we will retain key personnel, that our forecasts will reasonably anticipate  market demand for our products,  and that there will be no significant unanticipated cost increases or other material adverse change in our operations or business. Among the factors that could cause actual results to differ materially are the following:

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the impact of competitive products and their pricing;

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potential effects of inflation;

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lack of earnings visibility;

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dependence upon certain customers or markets;

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dependence upon suppliers;

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difficulties  in integrating any acquired businesses and realizing cost savings or productivity gains;

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dependence on key personnel;

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difficulties regarding hiring and retaining qualified personnel in a competitive labor market; and

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Risks of doing business in international markets.

Other factors that could cause results to vary materially from current expectations are referred to elsewhere in this report.

Assumptions regarding the foregoing involve judgments that are difficult to make and future circumstances that are difficult to predict correctly.  Forecasting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our internal forecasts, and which may in turn affect expectations or future results.  We do not undertake to announce publicly the changes that may occur in our expectations.  Readers are cautioned against giving undue weight to any of the forward-looking statements. The inclusion of forward-looking information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.  We are setting out some of the more specific risk factors below in full for the convenience of the readers:

The market price of our stock has fluctuated pursuant to the acquisition and our preparations for developing and marketing our products, and can be affected by economic and political uncertainties.  Declines in the market price of our stock could adversely affect our ability to retain personnel with higher-priced stock incentives, to acquire businesses or assets in exchange for stock and/or to conduct future financing activities with the sale of stock.

ITEM 2.   MANGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

SUMMARY OF SELECTED FINANCIAL INFORMATION

The summary financial data should be read in conjunction with the financial statements (and companying notes) of the Company and the “Management Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in the registration statement.

	For the fiscal year ended April 30,2005	For the fiscal year ended April 30, 2004	Period from September 15, 1995 (date of inception) to April 31, 2005

Revenue	$ 2,227	$	$ 114,538
Cost of sales	-	-	158,143
General & administrative expenses 1,163,522		753,529	4,711,144
Interest expense 278,302		52,258	363,838
Other income 25,613			25,613
Net loss	(1,413,934)	(805,787)	(5,092,973)

Weighted average common shares outstanding:
Basic	37,652,851		37,537,540

Loss per share
Basic	$ (0.04)		$ (0.021)	$ (0.112)

Current assets	$ 2,698		$ 297
Total assets	507,650		989,964
Current liabilities	3,344,315		1,280,424
Total liabilities	3,825,487		2,972,625
Shareholders' deficit	(5,092,973)		(3,679,039)

GENERAL

The Company's operating results have fluctuated in the past and may in the future fluctuate significantly, depending upon a variety of factors, including the timely deployment and expansion of new network, the incurrence of related capital costs, variability and length of the sales cycle associated with the Company's product and service offerings, the receipt of new value-added network services and consumer services subscriptions and the introduction of new services by the Company and its competitors.

Additional factors that may contribute to variability of operating results include but are not limited to: the pricing and mix of services offered by the Company; customer retention rate; market acceptance of new and enhanced versions of the Company's services; changes in pricing policies by the Company's competitors; the Company's ability to obtain sufficient supplies of sole or limited-source components; user demand for services; the ability to manage potential growth and expansion; the ability to identify, acquire and integrate successfully suitable acquisition candidates; and charges related to acquisitions. In response to competitive pressures, the Company may take certain pricing or marketing actions that could have a material adverse effect on the Company's business. In the event that the Company's operating results in any future period fall below the expectations of securities analysts and investors, the trading price of the Company's common stock would likely decline.

PLAN OF OPERATION

We have a development strategy for the implementation of Phase I of the plan, but it will require $1,500,000 to complete. We have historically financed our operations through working capital provided by loans from management, shareholders and debt from its major vendor and majority shareholder, Hi-Tek.  For the time being the Company anticipates that current operations will continue to be funded by shareholder loans or debt from its vendor and majority shareholder, Hi-Tek, until revenue from operations can sustain the cash flow requirements of the Company.  There can be no assurances that additional capital will be available on terms favorable to us or at all, or that we will be able to generate sufficient cash flow in order to sustain operations. To the extent that additional capital is raised through the sale of additional equity or debt securities, the issuance of such securities could result in additional dilution to our stockholders. In the event that we experience the need for additional capital, and are not able to generate capital from financing sources or from future operations, management may be required to modify, suspend or discontinue our operations and business plan.

The funds to complete Phase I, are projected by management to be used as follows:  online and offline marketing programs, marketing Hotels.com.vn, utilizing the reservation software and completing online tradeshow software.  The Company plans on obtaining the necessary joint ventures, licenses, alliances and affiliates to market the web portal. WTS plans to higher sales and marketing staff in Vietnam and Mexico to complete agreements that already in place. The Company also plans on hiring people, obtaining more agreements and alliances in the Vietnam and Mexico.

1st Quarter:

The Company plans on pushing sales and marketing in Vietnam for Hotels.com.vn. The marketing has begun through search engines such as Google and Yahoo.  Hotels.com.vn is beginning to work with Tour Companies in Vietnam and working out alliance and affiliate programs to start to promote tour packages.  The selling of a tour package will give multiple reservations with groups of people reserving rooms thus boosting the revenues for Hotels.com.vn

During the summer of 2005 WTS and Hotels.com.vn are starting to sign up 1-2 star hotels in Vietnam under 3 year contracts.  The majority of hotels in the Country of Vietnam are 1-2 star hotels adding up to approximately 3,500.  Within the 64 provinces of Vietnam there are many Hotels that are not 3-5 stars and most of these Hotels do not have websites. WTS and Hotels.com.vn supply these hotels with template websites so they can receive reservations online through the reservation engine.  WTS expects to capture approximately 100 1-2 star hotels by the end of the year.  We will need to hire more sales and marketing staff as well as more customer care employees in Vietnam.

2nd Quarter

The launching of MyBajaGuide.com is slated for late summer.  WTS has a Memorandum of Understanding (MOU) with MyBajaGuide.com for marketing their hotels, tours, restaurants, golf and businesses.

We plan on launching a Virtual Mexican Travel/Tourism Tradeshow 2005 this fall.  We will need to hire more sales and marketing in Mexico for this project.  We will market the Virtual Trade Show through the MyBajaGuide.com, WorldTradeShow.com, newspapers and magazines in Mexico.

WTS will be re-designing the corporate website, for the OTC BB listing.  We have designed templates, functionalities, colors, fonts and other add-ins in a Flash Presentation of a Virtual Booth. The flash virtual booth will be available for viewing on the new corporate website.

We are planning a “Virtual Mexican Travel/Tourism Tradeshow 2005” to enhance MyBajaGuide.com and Mexican businesses during the end of the second quarter.

3rd Quarter:

We will continue to market Hotels.com.vn site during the third quarter.  Our target alliances and affiliates will be Companies working in travel tourism in Asia, this will include American, Asian and European travel and tourism Companies.

DudeSmart.com division will be working on the WTS Discount Card for the Country of Vietnam and cross market into Mexico with the Maxsima Discount Card.  The WTS discount card will be introduced to all 3-5 star Hotels in the Country of Vietnam, as well restaurants, golf resorts, and travel tour companies within Asia, America, and Mexico.  We will market directly to the Hotels in Vietnam and through our website. We will hire more marketing sales people during this quarter.

4th Quarter:

WTS will be hiring further sales and marketing staff in Vietnam and Mexico to expand the Hotel portals.  Add in features such as the WTS Discount Card, tour packages, golf packages in planned in both Countries.  WTS is planning to sponsor a Golf tournament in Vietnam, Mexico and the USA all within the same day in the final quarter. We plan on having television, newspapers, and magazines covering the event as well as some celebrities making appearances.  This will be part of our marketing and branding of WTS in three different Countries.

Use of Proceeds of $1,500,000 USD:

Operations USA:  $400k, including professional fees, sales, web designers, overhead

Vietnam Expansion: $100k

Mexican Expansion: $100k

Marketing online:  $200k

Marketing offline:  $300k

Research & development:  $200k

Software development sales staff: $200k

RESULTS OF OPERATIONS

FISCAL YEAR ENDED APRIL 30, 2005 COMPARED TO THE CORRESPONDING PERIOD IN 2004.

The Company had gross sales totaling $2,277 for the year ended April 30, 2005, compared with $0 in gross sales for the same period ending April 30, 2004. The Company just started to receive revenues from its efforts in signing up hotels to their reservations website Hotels.com.vn. Currently this is the Company's only revenue source. The Company experienced a net loss of $1,413,934 for the year ended April 30, 2005, compared with a net loss of $805,787 for the same period ended April 30, 2004. This represents an increase of $608,077 or 75% from the prior year.  A substantial portion of the increase in net loss is attributable to the impairment of intangible assets, increased marketing fees and interest expense.

Consulting fees totaled $400,428 for the year ended April 30, 2005, compared with $546,200 for the same period ending April 30, 2004. This represented a decrease of $145,772 or 26.7% from the prior year. Marketing and advertising cost totaled $110,912 for the year ended April 30, 2005, compared to $14,275 for the same period ending April 30, 2004.  Selling, general and administrative expenses incurred by the Company were $114,567 for the year ended April 30, 2005, compared with $125,384 for the same period ended April 30, 2004.  This represented a decrease of $10,817 or 9.4% from the prior year. The decrease is due primarily to reduced consulting fees.

ASSETS AND LIABILITIES

Intangibles and long-lived assets

Chaiisai Tora, Inc.

In March 1999, the Company acquired the business plan, customer database, and software related to the trade show business.   In consideration given for these intangibles, the Company issued 25,000 shares of its’ common stock valued at $2.00 per share, or $50,000.  As of May 1, 2002, the asset has been fully amortized.

Dudesmart.com

On June 23, 2000, the Company accepted a proposal to exchanged 1,200,000 144 shares of common stock for 100% of the outstanding common stock of Dudesmart.com, Inc., from a related party.   At the time of the transaction, the shares were valued at $.22 per share (estimated value $264,000).  Dudesmart.com will be the entertainment division for the Company specializing in the entertainment and gaming industry.  The Company anticipates that the Dudesmart.com will be fully operational in late 2005.

Hi-Tek Multimedia License Agreement

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 common shares.  At the time of the transaction the shares were valued at $0.01 (estimated value $275,000) to Hi-Tek Multimedia, a related party (Note 8).   The license agreement was accounted for as an intangible asset on the balance sheet.    The Company impaired $209,955 for the period ending April 30, 2005 leaving a net balance of $65,045, which the company believes it can recapture during the remainder of the licensing agreement.

Business.com.vn Marketing License Agreement

In February 2004, the Company entered into a marketing license agreement with Business.com.vn.  Business.com.vn is the owner of a website that promotes the online sale of hotel and tour packages on behalf of participating hotels and tour operators.

The term of the marketing license agreement is for two years and requires the Company to pay a licensing fee of $150,000 and $300,000 for the years ending December 31, 2004 and 2005, respectively.  The license fees for 2004 and 2005 are payable by August 10, 2004 and February 10, 2005, respectively.  The Company has negotiated to defer the license fee payment until February 10, 2007.  In exchange for the rights licensed, the Company will earn a royalty equal to fifty (50%) percent of gross sales, as defined in the agreement.   The Company  impaired $274,315 for the year ending April 30, 2005, leaving a net balance of $175,685, which the company believes it can  recapture during the remainder of the license agreement.

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2005, the Company had cash of $421, current liabilities of $3,344,315 and long term liabilities of $481,172.  We anticipate that current operations will continue to be funded by shareholder loans or debt from its vendor and majority shareholder, Hi-Tek, until revenue from operations can sustain the cash flow requirements of the Company.  Once the Company is beyond development stage, it will seek to negotiate stock for debt.  We cannot predict when such operations will be attained.

CASH FLOWS FROM FINANCING

To date, the Company has satisfied its cash requirements primarily through related party debt and equity financings. The Company has received $90,352 in cash advances and $930,082 for services from its primary shareholder.  The Company's principal uses of cash are to fund working capital requirements. The Company hopes that it will generate positive cash flow from operations within the next twelve-month period. There can be no assurances that the Company will be successful in securing additional financing, and if secured, it will be sufficient to satisfy working capital needs.

LONG-TERM FINANCING

The Company believes that its anticipated funds from operations will be insufficient to fund its working capital and other requirements through April 30, 2006. Therefore, the Company will be required to seek additional funds either through debt or equity financing to finance its long-term operations ("Additional Funds"). Should the Company fail to raise the additional funds; the Company will have insufficient funds for the Company's intended operations for the next twelve months that may have a material adverse effect on the Company's long-term results of operations.

CAPITAL EXPENDITURES

As previously discussed in the Plan of Operations, the Company intends to raise $ 1,500,000 which it plans to utilize over the next twelve months, to further develop and market Hotels.com.vn and finish its online tradeshow software.

ITEM 3. DESCRIPTION OF PROPERTY

We maintain our headquarters at 9449 Balboa Avenue, Suite 114 San Diego, California 92123. We rent these offices, comprising approximately 1,100 square feet, on a month-to-month basis from a related party.  Rent expense for the fiscal year ended April 30, 2005 and for the fiscal year ended April 30, 2004 was approximately $35,000 and $45,000, respectively.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date of this Registration Statement regarding certain Ownership of our Company's outstanding Common Stock by all officers and directors individually, all officers and directors as a group, and all beneficial owners of more than five percent of the common stock.

Name and Address

Shares Owned Beneficially (1)

Percent of Class

Sheldon Silverman

  1,652,965

 .043%

425 Stratford Ct. #14

Del Mar, CA  92014

             Dr. Lee Johnson  (Hi-Tek)

             7151 Cowles Mountain Blvd.

28,100,000

74.5%
            San Diego, CA 92119

             John Spinelli

      45,369

              .0012%

            5626 Las Virgenes Rd. #26

            Calabasas, CA 91302

            Officer/Director as a group                               29,798,334

              78.9%

(1)

A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of the registration statement upon the exercise of options or warrants.  Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person and which are exercisable within 60 days of the date of this registration statement have been exercised.  Unless otherwise indicated, the Company believes that all persons named in the table have voting and investment power with respect to all shares of common stock beneficially owned by them.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

Executive Officers and Directors

Name	Age	Position
Sheldon Silverman	43	Chief Executive Officer
John Spinelli *1	42	Director International Sales and Marketing
Carlos Rosette *2	52	Director Sales and Marketing in Mexico

*1 Appointed September 2004 – Subsequently resigned July 2005

*2 Appointed March 2005

The officers and directors of the Company will devote only such time as they deem appropriate in the business affairs of our Company.   It is, however, expected that the officers will devote the time deemed necessary to perform their duties for the business of our Company.  The amount devoted by each director is discussed below.

The directors of the Company are elected to hold office until the next annual meeting of shareholders and until they’re respective successors have been elected and qualified.

Biographies of Our Executive Officers and Directors

Sheldon Silverman:  Mr. Silverman is the inventor of the football sport remote and TV terminator universal remote controls and holds USA and Canadian patents.

In April 1996, Mr. Silverman served as President and Chief Executive Officer of Interactive Processing Inc., a publicly traded Company under the symbol IAPI.

He has developed great corporate relationships with Sony, Anheuser-Busch, Coca-Cola, Walmart, Home Shopping Network and many others.  Mr. Silverman has been interviewed on CNBC, Florida Money Show and many radio shows and international magazines.

In March 1999, he founded WorldTradeShow.com, a highly interactive web portal designed to produce and promote virtual trade shows online.  He assisted the Company by designing the business and marketing plan, along with seeking seed capital to produce the web portal and its database.  Mr. Silverman also has experience working with the investment banking community, broker dealers and is experienced with public markets.  During 2003 through 2004, WorldTradeShow.com has received several contracts, agreements, memorandum of understanding (MOU)s and works closely with Hi-Tek.com and the Vietnamese government as well as, Mexican Tourism to promote both countries tourism through the internet.

Carlos Rosette:

Mr. Rosette W., a Baja California native has a degree in Tourism Administration from Universidad Autonoma de Baja California is a well recognized tourism promoter, with over 30 years participating in the hotel, rental car, tour and travel where he has achieved various executive positions. For example, he managed Ramada Inn, Avis Car Rental of Mexico, Fiesta Americana Hotel and Mexico Coach successfully. In addition, Mr. Rosette W. has organized the largest conventions in Tijuana for over 5 straight years and headed the marketing and operation logistics for the Pavarotti Concert in 2003 with over 40,000 attendees. He founded Travel to Baja Tourist Information Center in San Diego , representing and promoting over 50 hotels and merchants in the Tijuana , Rosarito and Ensenada corridor. This experience has provided a wealth of knowledge about all the opportunities that abound in the Baja California , Mexico area.

Mr. Rosette W., will lead as president the SKÅL CLUB of Tijuana & Ensenada , SKÅL is an international association of professionals in the field of tourism with over 600 Clubs worldwide, meeting monthly with the main purpose of expanding friendships through tourism. Recently, The Urbi Corporation, the third largest housing developer in Mexico, recruited Mr. Rosette to restructure the business plan for the already popular Festival Plaza Hotel in Rosarito, as sales, marketing and real estate director.

John Spinelli:  Mr. Spinelli is a 19-year professional with worldwide sales and marketing experience.  He has directed and managed the sales teams for both national and international companies such as Mattel Toys and other consumer product organizations.  The key focus of his career and success has been in the pioneering of products and services worldwide. Subsequently Mr. John Spinelli has resigned.

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth certain summary information regarding compensation paid by the Company for services rendered during the fiscal year ended April 30, 2005 to the Company’s Chief Executive Officer, Secretary and Director during such period.

	Annual Compensation				Long Term Compensation Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SAR (#)	LTIP Payouts ($)	All Other Compensation ($)
Sheldon Silverman President/CEO	2005 2004 2003	180,000 180,000 180,000				150,000 150,000*3
Lee Johnson Chief Technical Officer*1	2005 2004 2003	45,000 180,000 180,000				150,000 *3 150,000 *3
John Spinelli Director *2	2005 2004 2003	- - -				100,000 100,000 -
Carlos Rosette Director *4	2005	-				-

*1  Resigned in August 2004

*2  Appointed in September 2004 – Subsequently resigned in July 2005

*3  Expired Options, non-exercised

*4 Appointed March 2004, no options granted

Employment contracts

In June 2000, the Company signed three consulting agreements with three different members of the Board of Director’s.  These agreements entitle each individual to a base salary ranging from $7,500 to $15,000 per month and expired on January 30, 2001.  Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 1, 2005.  The other individual extended his agreement at terms similar to the original agreement through June 30, 2001.   Each of the three individuals agreed not to withdraw a consulting fee until sufficient funding is secured.  At that time, each individual has the option, in his sole discretion, to withdraw cash or to apply the amount owned to him by the Company to the strike price of options held by each of these executive officers.

As of April 30, 2005 and 2004, the Company has unpaid consulting fees to officers / directors of approximately $1,894,396 and $1,692,200, respectively. $1,050,000 of these fees currently bear interest at a rate of 12 percent. As of April 30, 2005 and 2004, accrued interest on these fees was approximately $208,887 and $0, respectively, which are included in amounts due to related parties.

(1)

Long Term Incentive Plans (Options)

There are no long- term incentive plans currently in effect.  However, the Board of Directors has granted the directors and officers of the Company stock options.  To the date of this filing these options have not been exercised.

STOCK OPTIONS

On June 30, 2000, the Company issued 1,350,000 options to certain officers. The options have an exercise price of $0.10 per share, vest over a three-year period, beginning June 1, 2000 and expire one year after becoming exercisable.  As of April 30, 2003, no options had yet been exercised.  These options were subsequently cancelled and new options issued.  As of June 2000 consulting agreements provided for the options to be purchased at below the Company’s market price on the date of grant, the Company recorded consulting fees relating to these options of $140,630.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the fiscal year ended April 30, 2001; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 6.5%; and expected life of 3 years.

On June 30, 2003, the Company issued 900,000 options to certain officers. The options have an exercise price of $0.30 per share (estimated market price at date of grant), vest over a three-year period, beginning June 30, 2003 and expire one year after becoming exercisable.  As of the date of this report, no options had yet been exercised.

In September 2004, the Company issued 200,000 options to a consultant. The options have an exercise price of $0.75 per share, vest over a one-year period, beginning in September 2004 and expire one year after becoming exercisable. As of the date of this report, no options had yet been exercised. As the consulting agreement provided for the options to be purchased at below the Company's market price on the date of grant, the Company recorded deferred compensation relating to these options of $39,300 during the second quarter of fiscal 2005 as the Company believes the options will not be exercised.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the year ended April 30, 2005; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 5.5%; and expected life of 1 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

COMPENSATION OF DIRECTORS

Directors receive no remuneration for their services as directors at this time.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Company Officers

Mr. Sheldon Silverman resigned as the Company’s president and became Chief Executive Officer on June 23, 2000.  Mr. Silverman was again appointed President during July 2001.

Mr. Thomas Johnson became president of the Company on June 23, 2000 and a member of the board of directors on July 6, 2000.  On June 30, 2001, Mr. Thomas Johnson resigned as President.

On September 1, 2004, John Spinelli was appointed to the Board of Directors, as well as, became Director of International Sales & Marketing.

Acquisition of Dudesmart.com, Inc.

On June 23, 2000, the Company accepted a proposal to exchanged 1,200,000 144 shares of common stock for 100% of the outstanding shares common stock of Dudesmart.com, Inc.  In September 2000, the exchange was completed and Mr. Thomas Johnson and Dr. Lee Johnson, the sole shareholders of Dudesmart.com, Inc. each received 600,000 shares of the Company’s common stock.  At the time of the transaction, the shares were valued at $.22 per share (total value $264,000).  The acquisition was accounted for goodwill on the balance sheet.

Dudesmart.com will be the entertainment division for the Company specializing in the entertainment and gaming industry.  The Company anticipates that the Dudesmart.com will be fully operational in the fall of 2005.  Dudesmart.com members will receive discounts on entertainment, travel, and events and from large chain stores plus additional discounts through our alliances, affiliates and current contracts.

License Agreement with Hi-Tek Multimedia, Inc.

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 144 common shares to Hi-Tek Multimedia (Hi-Tek).  Mr. Thomas Johnson and Dr. Lee Johnson are the sole shareholders of Hi-Tek.  Hi-Tek, a strategic business partner and a leading International e-commerce software development enterprise, will be providing its proprietary software, HI-TEK Res, to generate revenue for the Company from business and consumer travelers seeking to reserve hotels at their selected destinations worldwide while visiting or attending tradeshows and conferences.  The license agreement was accounted for as intellectual property on the balance sheet.

Professional Services Agreement with Hi-Tek Multimedia, Inc.

WorldTradeShow.com retained Hi-Tek to design, program, produce and implement the following:

•

Corporate and promotional web sites.

•

Initial module of the WorldTradeShow.com reservation engine.

•

Preliminary offline and online marketing plan, including designing and producing all supporting marketing and promotional materials (CD-ROM, media kit, web slide presentation and corporate literature).

•

Consult with the management of the Company on an as needed basis.

As of April 30, 2005 and April 30, 2004, the Company owed Hi-Tek approximately $930,082 and $452,300, respectively, for unpaid fees.  The agreement is renewable on an annual basis.  In addition, Hi-Tek charges the Company interest at a rate of 10 percent on unpaid fees.  During the year ended April 30, 2005, Hi-Tek forgave approximately $23,800 in interest due on unpaid invoices.  The transaction was accounted for as a reduction in accrued interest due to related parties.

Other Affiliated Entities

Mr. Sheldon Silverman owns shares personally and through a Company under his control.  From time to time, this Company and Mr. Silverman have received Worldtradeshow.com, Inc. common shares in exchange for debt.  During the fiscal years ended April 30, 2005 and 2004, Mr. Silverman did not receive any common shares in exchange for debt.

Another Company controlled by Mr. Silverman’s parents has an outstanding payable to that Company for consulting services.  During the fiscal year ended April 30, 2005 and 2004, Mr. Silverman’s parents did not receive any common shares for consulting services.  Prior to April 30, 2005, Mr. Silverman’s parents have forgiven all debt owed to them in the amount $1,794.

Consulting Agreements

Dr. Lee Johnson, Mr. Thomas Johnson and Mr. Sheldon Silverman entered into three separate consulting agreements with the Company on January 1, 2001 through June 30, 2003 for which the Company has accrued unpaid consulting fees. Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 2005.

The above consultants also received stock option agreements during June 2000 and June 2003.  The Company has recorded $140,630 of consulting fees relating to these options as of June 2000.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the period ended April 30, 2001; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 6.5%; and expected life of 3 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

As of April 30, 2005 and 2004, the Company has unpaid consulting fees to officers / directors of approximately $1,894,396 and $1,512,00, respectively. $1,050,000 of these fees currently bear interest at a rate of 12 percent. As of April 30, 2005 and 2004, accrued interest on these fees was approximately $ 208,887 and $ 0, respectively, which are included in amounts due to related parties.

As of April 30, 2005 and 2004, the Company also has received advances of $180,000 from a former officer and Board member. These advances currently bear interest at a rate of 12 percent. As of April 30, 2005 and 2004, accrued interest on these advances was approximately $88,148 and $61,700, respectively, which are included in due to related parties. These advances are not repayable until July 1, 2005 at which point the Company anticipates it will be able renegotiate the terms of the payments and all monies owed to the related parties.

ITEM 8.  DESCRIPTION OF SECURITIES

GENERAL

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, $0.0001 par value, of which 37,710,506 shares are outstanding as of April 30, 2005.  The following description of the securities of the Company and certain provisions of the Company’s Articles of Incorporation and By-Laws is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and By-Laws as currently in effect.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors.  Accordingly, holders of a majority of shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they chose to do so.  The Articles of Incorporation do not provide for cumulative voting for the election of directors.  Holders of Common Stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation.  Holders of Common Stock have no preemptive, subscription or redemption rights.  All outstanding shares of Common Stock are, and the shares offered hereby, upon issuance, will be, fully paid and non assessable.

Preferred Stock

There are 5,000,000 shares of preferred stock, $0.001 par value authorized.  None are issued or outstanding at this time.  The rights associated with the preferred stock are still to be determined by the Board of Directors of the Company.  There are no present plans by the Company’s Board of Directors to issue preferred stock or to address the rights assigned to such shares.

DIVIDENDS

As of the date of this registration statement, we had not paid any cash dividends to shareholders.  The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions.  It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

STOCK TRANSFER AGENT

The Company’s transfer agent is First American Stock Transfer located at 706 East Bell Road, Suite 202, Phoenix, Arizona 85022.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock trades on the pink sheet market under the symbol "WTSW." We were initially cleared for trading on the OTC: BB on March 1996. From March, 1996 to March 15, 1999, we traded under the symbol "IAPI". On March 16, 1999, our symbol changed to "WTSW" to indicate that we had a Company name change and new symbol.

The following table sets forth the range of high and low closing bid quotations of our common stock for each fiscal quarter during the last two fiscal years:

Fiscal Year 2003

             High             Low

1st Quarter                                 $0.55

   $0.25

2nd Quarter                                $1.28

   $0.25

3rd Quarter                                $2.50         $0.81

4th Quarter                                $1.20

   $0.60

Fiscal Year 2004                      High           Low

1st Quarter………                      $1.01

  $0.45

2nd Quarter……                         $1.00

   $0.51

3rd Quarter                                 $1.00

   $0.36

4th Quarter                                 $0.75

   $0.36

The above quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

As of April 30, 2005, there were approximately 178 shareholders of record (that are not in street name) of WTSW’s common stock.

ITEM 2. LEGAL PROCEEDINGS

To the best of management’s knowledge, there are no material legal proceedings filed or threatened against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 16, 2005 the Registrant engaged the accounting firm of Armando Ibarra, CPA, A Professional Corporation as the independent public accountant to audit the Registrant’s financial statements for the fiscal year ending April 30, 2005, as well as future financial statements, to replace the firm of Wong Johnson & Associates, A Professional Corporation, which was the Registrant’s principal independent accountant for the fiscal period ending April 30, 2004. Wong Johnson & Associates, A Professional Corporation resigned as the Registrant’s independent public accountants in May , 2005.

During the Registrant’s fiscal year ended April 30, 2004, there were no disagreements between the Registrant and Wong Johnson & Associates, A Professional Corporation on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements(s) if not resolved to would have caused them to make reference in connection with their report to the subject matter of the disagreements.

The selection of Armando Ibarra, CPA, A Professional Corporation, to replace Wong Johnson & Associates, A Professional Corporation as the Registrant’s independent public accountants was approved by the Board of Directors of the Registrant and its Audit Committee.

During the year ended April 30, 2004 and through June 16, 2005, neither the Registrant nor anyone on its behalf consulted Armando Ibarra, CPA, A Professional Corporation. regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant’s financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 4. RECENT SALE OF UNREGISTERED SECURITIES

On March 27, 2000, the Company completed a twenty-for-one (20:1) common stock split to all shareholders of record on March 23, 2000.  The par value of common stock has been reduced to $0.0001 to reflect this stock split.  The effect of the stock split has been recognized retroactively in the shareholders’ equity accounts on the balance sheets as of April 30, 2000, and in all shares and per share data in the accompanying financial statements.

In July 2000, the Company issued 1,200,000 144 common shares of its $0.0001 par value common stock for the purchase from a related party of Dudesmart.com, an internet web portal for men.

In August 2000, the Company issued 80,000 144 common shares of its $0.0001 par value common stock to an investor at $0.25 per share, or $20,000.

In February 2003, the Company issued 27,500,000 144 common shares of its $0.0001 par value common stock to enter into an Internet Reservations Software License Agreement with Hi-Tek Multimedia, Inc., a related party.

In September 2004, the Company issued approximately 173,000 144 common shares of its $0.0001 par value common stock for repayment of approximately $79,000 in outstanding debt, which includes $3,450 of accrued interest.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company shall indemnify to the fullest extent not prohibited by law any person who has or is a party or is threatened to be made a party to any proceeding (as hereinafter defined) against all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable.

PART III

ITEM 1.

Exhibits, List and Reports in Form 8-K

(a) Exhibits

Exhibit

Number

Description

3.1

Articles of Incorporation of the Company filed September 15, 1995

4.1

Form of Common Stock Certificate.

10.1       Business.com.vn MOU

10.2       Hotels.com.vn Marketing agreement

10.3       Hotels Extension document

10.4       Hi-Tek Reservation Engine agreement

10.5       Maxsima discount card

10.6        Hi-Tek Service agreement

10.7        Extensions for Hotels.com.vn

10.8        MyBajaGuide.com MOU

10.9        Mexican association agreement

10.10      DotVN agreement

10.11      VTIC MOU

10.12      Consulting Agreement

10.13      Hi-Tek interest agreement

23,1

Report of Independent Certified Public Accountants from Armando Ibarra, CPA, A Professional

Corporation

23.3

Report of Independent Certified Public Accountants from Wong Johnson & Associates, A Professional

Corporation

23.4

Consent of Wong Johnson & Associates, A Professional Corporation

99           Code of Ethics for Chief Executive Officer and Senior Financial Officer

(b)

Reports on Form 8-K:

1.        None

ITEM 2.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

1) Audit Fees & Audit-Related Fees

During fiscal year 2003, the Company’s principal accountant billed $13,000 in fees that were directly associated with the preparation of annual audit reports.

During fiscal year 2004, the Company’s principal accountant billed $15,900 in fees that were directly associated with the preparation of annual audit reports.

During fiscal year 2005, the Company’s principal accountant billed $15,900 in fees that were directly associated with the preparation of annual audit reports.

2) Tax Fees

During fiscal year 2003, there were no fees billed associated with the preparation of tax filings.

During fiscal year 2004, there were no fees billed associated with the preparation of tax filings.

During fiscal year 2005, there were no fees billed associated with the preparation of tax filings.

3) All Other Fees

During fiscal year 2003, there were no other fees billed by the Company’s principal accountant for services other than those reported for audit and audit related fees.

During fiscal year 2004, there were no other fees billed by the Company’s principal accountant for services other than those reported for audit and audit related fees.

During fiscal year 2005, there were no other fees billed by the Company’s principal accountant for services other than those reported for audit and audit related fees.

Audit committee’s pre-approval policies and procedures

Due to the fact that the Company’s only active officer and two board members, the Board of Directors acts as the audit committee at this time.

Percentage of hours expended

The amount of hours expended on the principal accountant’s engagement to audit the registrant’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was less than 50%.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            WorldTradeShow.Com, Inc.

By:     /s/ Sheldon Silverman

           Sheldon Silverman

           Director, Chief Executive Officer,

           Chief Accounting Officer

                                                                  Date:  October 17, 2005

FINANCIAL STATEMENTS

Following are audited financial statements for the fiscal years ended April 30, 2005 and April 30, 2004 and the unaudited financial statements for the period ended July 31, 2005 and July 31, 2004

Financial Statements of

WORLDTRADESHOW.COM, INC.

April 30, 2005 and 2004

     Page

Index To Audited Financial Statements

Independent Auditors’ Report

F-2

Consent of Armando Ibarra, CPA, A Professional Corporation                                                                 F-3

Balance Sheet as of April 30, 2005 (audited) and April 30, 2004 (audited)

F-4

Statement of Operations for the Year ended April 30, 2005

F-5

(audited),  April 30, 2005 (audited) and cumulative from inception

(September 15, 1995 to April 30, 2005

Statement of Stockholders Equity from Inception  September 19, 1995 to April 30,2005

 F-6

Statement of Cash Flows for the year ended April 30, 2005

                                      F-8

(audited),  April 30, 2004 (audited) and cumulative from inception

(September 15, 1995 to April 30, 2005

Notes to Financial Statements

F-16

F1

A	C	I	ARMANDO C. IBARRA Certified Public Accountants A Professional Corporation

Armando C. Ibarra, C.P.A.                                              Members of the California Society of Certified Public Accountants

Armando Ibarra, Jr., C.P.A., JD                                 Members of the American Institute of Certified Public Accountants

                                                                                              Registered with the Public Company Oversight Accounting Board

To the Board of Directors

WorldTradeShow.com, Inc.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheet of WorldTradeShow.com, Inc. as of April 30, 2005 and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of WorldTradeShow.com, Inc. as of April 30, 2004, were audited by other auditors whose report dated December 9, 2004, expressed an unqualified opinion on those statements.  Their report included an explanatory paragraph regarding going concern.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WorldTradeShow.com, Inc., as of April 30, 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 15 to the financial statements, the Company’s losses from operations raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ ARMANDO C. IBARRA, CPA

__________________________________

ARMANDO C. IBARRA, CPA

July 24, 2005

Chula Vista, Ca. 91910

F2

____________________________________________________________________________________________________________________________________________

WONG JOHNSON & ASSOCIATES, A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

SUITE 102

28936 OLD TOWN FRONT STREET, TEMECULA, CALIFORNIA  92590

TELEPHONE 951–693–1120 • FACSIMILE  951–693–1189

October 27, 2005

CONSENT OF WONG JOHNSON & ASSOCIATES, APC

To the Board of Directors

WorldTradeShow.com, Inc.

We consent to the inclusion on Form 10-SB the use of our report dated December 9, 2004 with respect to the April 30, 2004 audited financial statements.  Our report dated December 9, 2004 contains an explanatory paragraph that states the Company has not yet commenced operations, has negative working capital and shareholders’ deficit, which raises substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WONG JOHNSON & ASSOCIATES

A Professional Corporation

Temecula, California

F3

WORLDTRADESHOW.COM, INC.

(A Development Stage Company)

Balance Sheets

	For the Year Ending

	April 30,	April 30,
	2005	2004
ASSETS
Current assets
Cash	$421	$297
Accounts receivable	2,277	-

Total current assets	2,698	297

Equipment, net	222	667
Goodwill	264,000	264,000
Intangibles, net of accumulated amortization and
impairment of $ 534,270 and $ 50,000, in 2005
and 2004, respectively	240,730	725,000

Total assets	$507,650	$989,964

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable	$91,485	$91,485
Due to related parties	2,995,601	537,794
Accrued liabilities	134,954	573,454
Demand notes payable	122,274	77,691

Total current liabilities	3,344,314	1,280,424

Due to shareholders	-	1,692,201
Long-term liabilities	481,172	-

Total liabilities	3,825,486	2,972,625

Shareholders' deficit
Prefered stock; $0.001 par value; 5,000,000 shares
authorized none issued and outstanding	-	-
Common stock; $0.0001 par value; 100,000,000 shares
authorized 37,710,506 and 37,537,540 shares issued
and outstanding as of April 30, 2005 and 2004,
respectively	3,770	3,754
Additional paid-in capital	1,811,786	1,693,744
Deferred compensation	(39,300)	-
Foreign currency translation	(1,119)	(1,119)
Deficit accumulated during the development stage	(5,092,973)	(3,679,039)

Total shareholders' deficit	(3,317,836)	(1,982,661)

Total liabilities and shareholders' deficit	$507,650	$989,964

The accompanying notes are an integral part of these financial statements.

WORLDTRADESHOW.COM, INC.

(A Development Stage Company)

Statements of Operations

				Cumulative
	Fiscal Year Ending			from inception
	April 30,		April 30,	(September 15, 1995
	2005		2004	to April 30, 2005)
Revenue	$2,277	$		$114,538

Cost of Sales	-			158,143

Gross profit	2,277		-	(43,605)

General and administrative expenses:
Consulting fees	400,428		546,200	2,682,134
Depreciation and amortization	445		445	65,465
Marketing and promotion	110,912		14,275	450,552
Office and rent	35,000		45,000	265,059
Professional fees	17,900		22,225	227,468
Other administrative expenses	114,567		125,384	536,195
Impairment on intangible assets	484,270		-	484,270

Total general and administrative expenses	1,163,522		753,529	4,711,143

Other income
Other income (debt forgivness)	25,613		-	25,613
Interest expense	(278,302)		(52,258)	(363,838)

Net loss	$(1,413,934)		$(805,787)	$(5,092,973)

Loss per common share:
Basic	$(0.04)		$(0.02)

Weighted average shares outstanding:
Basic	37,652,851		37,537,540

Other comprehensive income (loss)
Foreign currency translation				(1,119)

Comprehensive loss	$(1,413,934)		$(805,787)	$(5,094,092)

The accompanying notes are an integral part of these financial statements.

WORLDTRADESHOW.COM, INC.

(A Development Stage Company)

Statement of Shareholders Equity

						Deficit
	Common Stock		Additional	Deferred	Foreign	Accumulated	Total
	Number		Paid In	Compensation	Currency	during the	Shareholders'
	of Shares	Amount	Capital	Expense	Translation	Development Stage	Equity (Deficit)
Inception, September 15, 1995	-	$ -	$ -	$ -	$ -	$ -	$ -
Common stock issued for:
Cash, October 1	31,240	31	156,169				156,200
Cash, December 5	6,950	7	69,493				69,500
Acquisition of license rights, April 17	56,000	56	5,544				5,600
Share issue costs			(45,000)				(45,000)
Comprehensive loss, April 30, 1996						(173,617)	(173,617)
Balance, April 30, 1996	94,190	94	186,206	-	-	(173,617)	12,683
Common stock issued for:
Cash, August 28	6,071	6	169,994				170,000
Cash, January 31	6,938	7	138,743				138,750
Comprehensive loss, April 30, 1997						(436,130)	(436,130)
Balance, April 30, 1997	107,199	107	494,943	-	-	(609,747)	(114,697)
Comprehensive loss, April 30, 1998						(187,315)	(187,315)
Balance, April 30, 1998	107,199	107	494,943	-	-	(797,062)	(302,012)
Common stock issued for:
Debt settlement, January 29	35,000	35	34,965				35,000
Cash, March 30	13,750	14	27,486				27,500
Obligation to issue stock, March 30	47,975	48	95,902				95,950
Debt settlement, April 6	37,700	38	75,362				75,400
Acquisition of intellectual property, April 6	25,000	25	49,975				50,000
Comprehensive loss, April 30,1999					(553)	(138,713)	(139,266)
Balance, April 30, 1999	266,624	267	778,633	-	(553)	(935,775)	(157,428)
Common stock issued for:
Cash, February 11	22,894	23	59,977				60,000
Debt settlement, February 14	119,899	120	113,783				113,903
Cash, February 23	21,505	21	19,979				20,000
Cash, March 16	6,955	7	24,993				25,000
Forward split 20:1, March 27	8,319,663	437	(437)				-
Comprehensive loss, April 30, 2000					(566)	(296,598)	(297,164)
Balance, April 30, 2000	8,757,540	875	996,928	-	(1,119)	(1,232,373)	(235,689)
Common stock issued for:
Acquisition of Dudesmart.com, May 11	1,200,000	120	263,940				264,060
Cash, August 23	80,000	8	19,996				20,004
Stock Option Issued			140,630				140,630
Comprehensive loss, April 30, 2001						(680,009)	(680,009)
Balance, April 30, 2001	10,037,540	1,003	1,421,494	-	(1,119)	(1,912,382)	(491,004)
Comprehensive loss, April 30, 2002						(415,912)	(415,912)
Balance, April 30, 2002	10,037,540	1,003	1,421,494	-	(1,119)	(2,328,294)	(906,916)
Common stock issued for:
License fee Hi-Tek Multimedia, February 25	27,500,000	2,750	272,250				275,000
Comprehensive loss, April 30, 2003						(544,959)	(544,959)
Balance, April 30, 2003	37,537,540	3,753	1,693,744	-	(1,119)	(2,873,253)	(1,176,875)
Comprehensive loss, April 30, 2004						(805,787)	(805,787)
Balance, April 30, 2004	37,537,540	3,753	1,693,744	-	(1,119)	(3,679,039)	(1,982,661)
Common stock issued for:
Debt settlement, August 27,2004	172,966	17	78,742				78,759
Stock Option Issued			39,300	(39,300)			-
Comprehensive loss, April 30, 2005						(1,413,934)	(1,413,934)
Balance, April 30, 2005	37,710,506	$ 3,770	$ 1,811,786	$ (39,300)	$ (1,119)	$ (5,092,973)	$ (3,317,836)

F6

The accompanying notes are an integral part of these financial statements.

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Statement of Cash Flows

			Cumulative
	Fiscal Year Ended		from inception
	April 30,	April 30,	(September 15, 1995)
Cash flows from operating activities:	2005	2004	to April 30, 2005
Net loss	$ (1,413,934)	$ (805,787)	$ (5,092,973)
Adjustments to reconcile net loss to net cash
(used) provided by operating activities:
Depreciation and amortization	445	445	65,465
Foreign currency translation	-	-	(1,119)
Stock options issued	-	-	140,630
Impairment	484,270		484,270
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(2,277)		(2,277)
Increase (decrease) in accounts payable	-	(733)	91,485
Increase (decrease) in accrued liabilities	44,582	410,317	705,893

Net cash used by operating activities	(886,914)	(395,758)	(3,608,626)
Cash flows from investing activities:

Purchase of equipment	-	-	(10,087)
Acquisition of intellectual property (in-kind)	-		50,000
Net cash (used) provided by operating activities	-	-	39,913
Cash flows from financing activities:

Common stock issued for cash		-	686,950
Share issuance costs	-	-	(45,000)
Settlement of debt and intellectual property (in-kind)	-	-	174,304
Settlement of obligation to issue capital stock	78,759	-	174,709
Proceeds from demand notes payable	44,583	35,379	122,274
Due to related parties	763,696	355,500	2,455,897
Net cash provided by financing activities	887,038	390,879	3,569,134

Net increase (decrease) in cash	124	(4,879)	421
Cash, beginning of the period	297	5,175	-
Cash, end of the period	421	297	421

Non-cash investing and financing activities:

Debt issued for marketing license agreement	$ -	$ 450,000	$ 450,000
Other income	25,613	-	25,613
Stock options Issued	39,300	-	179,930
Common stock issued for license fee - HiTek Multimedia	-	-	275,000
Common stock issued for acquisition of Dudesmart.com	-	-	264,000
Common stock issued in exchange for intellectual property	-	-	55,600
Common stock issued in exchange for debt	78,759	-	399,013
Supplemental cash flow disclosure:
Interest paid	$ -	$ -	$ -
Taxes paid	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

F14

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

1.

Organization

WorldTradeShow.com, Inc. (the “Company”) was originally formed on September 15, 1995 as Interactive Processing, Inc., a Nevada corporation, to market high-tech consumer electronics through television home-shopping networks, retail stores, catalog companies and their website remotecontrols.com.  In March 1999, the Company changed its name to WorldTradeShow.com, Inc.  During the same month, the Company acquired intellectual property rights to a database and business plan and significantly changed its business plan to develop tradeshow software and market both physical and virtual tradeshow space through the Company’s website.

The Company is an online e-commerce marketing company.  WTS is currently marketing Hotels in Vietnam through a portal – www.Hotels.com.vn  The Company will be marketing a virtual trade show online, show casting companies from Vietnam and Mexico through its current alliance and affiliate agreements.  WTS plans on marketing Mexican hotels through its portal – www.mybajaguide.com in late summer 2005.  The Company will promote tour packages, golf tours and resort packages on both web sites.

The Company has not yet commenced significant operations and therefore, is classified as a development stage enterprise.

2.

Summary of Significant Accounting Policies

Basis of Presentation

The Company has experienced recurring losses, has an accumulated deficit of $5,092,973, has negative working capital and has not yet commenced significant operations.  These factors, among others, raise substantial doubt as to its ability to obtain long-term debt or equity financing in order to have the necessary resources to further design, develop and launch the website and market the Company’s new service and existing products.  The Company’s management believes that if the Company is not successful in obtaining equity financing, the business plan will be seriously inhibited.  The Company’s management believes it can attain the necessary funding because of its penetration in the online Hotel market in the Country of Vietnam.  The Company also has a strong partner in Hi-Tek, Inc. which has been funding the operations of WTS.

Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classifications or liabilities or other adjustments that might be necessary should the Company be unable to continue as a going concern.

Reclassifications

The Company reclassified several 2004 liability amounts of $1,692,201 to conform to the 2005 presentation.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B and as revised by SAB 104, “Revenue Recognition” and Statement of Position No. 97-2, “Software Revenue Recognition.” Accordingly, we recognize revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

F15

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

Revenue Recognition, continued

The Company generates revenues from internet-based reservations and product sales. Internet revenues consist primarily of commissions. This revenue is recognized when its trade partners present records of the transactions on a monthly basis.

Sales Returns Allowances and Allowance for Doubtful Accounts

Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. Management must make estimates of potential future order disputes related to current period product revenue. Allowances for estimated product returns are provided at the time of sale. We evaluate the adequacy of allowances for returns primarily based upon our evaluation of historical and expected sales experience and by channel of distribution. The judgments and estimates of management may have a material effect on the amount and timing of our revenue for any given period.

Similarly, management must make estimates of the uncollectibility of accounts receivable. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments when it is practicable to estimate that value.  The carrying amounts of the Company’s financial instruments as of April 30, 2005 approximate their respective fair values because of the short-term nature of these instruments.  Such instruments consist of cash, accounts payable and accrued expenses.  The fair value of related party payables is not determinable.

Equipment

Equipment is carried at cost.  Depreciation is computed using a declining balance method over the estimated useful lives of the depreciable property, which range from 3 to 5 years.  Management evaluates useful lives regularly in order to determine recoverability taking into consideration current technological conditions.  Maintenance and repairs are charged to expense as incurred; additions and betterments are capitalized.  Upon retirement or disposal of any item of equipment, the cost is and related accumulated depreciation of the disposed assets is removed, and any resulting gain or loss is credited or charged to operations.

Long-lived Assets

The Company records impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset’s carrying value unlikely.  In that case, if the sum of the expected future cash flows were less than the carrying amount of the asset, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

                                                                                  F16

 WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

Income Taxes

The Company utilizes SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Issuance of Stock for Services

SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for employee stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by SFAS No. 123; accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. For stock options issued to non-employees, the issuance of stock options is accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation expense is recognized in the financial statements for stock options granted to non-employees in the period in which the consideration is obtained from the non-employee.

Compensation expense is recognized in the financial statements for issuances of common shares to employees and non-employees that have rendered services to the Company. Compensation expense is recognized based on the fair value of the services rendered or the fair value of the common stock, whichever is more readily determinable.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires the Company to report and display certain information related to comprehensive income.  Comprehensive income consists of net income; unrealized gains on available-for-sale securities; minimum pension liability adjustments; change in market value of futures contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87.  The Company evaluated SFAS No. 130 and determined that the Company’s foreign currency translation adjustment was the only comprehensive income adjustment as of April 30, 2005 and 2004.

Foreign Exchange Transaction and Translation

The assets and liabilities maintained in other than United States dollars are translated into United States dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year.  Resulting translation adjustments are reflected as a separate component of shareholders’ equity (deficit).

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment position, are included in the results of operations as incurred.

F17

         WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

Segment Information

SFAS No. 131, Segment Information, amends the requirements for companies to report financial and descriptive information about their reportable operating segments.  Operating segments, as defined in SFAS No. 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by a Company in deciding how to allocate resources and in assessing performance.  It also establishes standards for related disclosures about products and services, geographic areas and major customers.  The Company evaluated SFAS No. 131 and determined that the Company intends to operate two operating segments, trade show and entertainment.

Basic and Diluted Net Loss Per Share

Net loss per share is calculated in accordance with SFAS No. 128, Earnings Per Share for the period presented.  Basic net loss per share is based upon the weighted average number of common shares outstanding.  Diluted net loss per share is based on the assumption that all dilative convertible shares and stock options were converted or exercised.  Dilution is computed by applying the treasury stock method.  Under this method, options and warrants are assumed exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby we used to purchase common stock at the average market price during the period.

The Company has potentially dilutive securities in the form of outstanding stock options issued to three members of the Board of Directors.  There are no other potentially dilutive securities outstanding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.  Actual results could differ from those estimates.

Significant estimates made by management are, among others, realizability of long-lived assets, deferred taxes and stock option valuation.  Management reviews its estimates on a quarterly basis and, where necessary, makes adjustments prospectively.

New Accounting Pronouncements

.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. Upon adoption of SFAS No. 142, it also requires that the Company reclassify, if necessary, the carrying amounts of intangible assets and goodwill, based on the criteria in SFAS No. 141. SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment, at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life.  The effect of adoption of these statements is not expected to be material.

In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and will require companies to record a liability for asset

        WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

retirement obligation in the period in which they are incurred.  Adoption of this statement is not expected to be material.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in that it removes goodwill from its impairment scope and allows for different approaches in cash flow estimation. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of. SFAS No. 144 also supersedes the business segment concept in Accounting Principles Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, in that it permits presentation of a component of an entity, whether classified as held for sale or disposed of, as a discontinued operation. However, SFAS No. 144 retains the requirement of Accounting Principals Board Opinion No. 30 to report discontinued operations separately from continuing operations. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 with earlier application encouraged. Implementation of SFAS No. 144 will not have a material effect on the Company’s results of operations or financial position.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No.146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management is evaluating the effect of this statement on the Company’s results of operations and financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative  Instruments and Hedging Activities, which amends SFAS No. 133 for certain decisions made by the FASB Derivatives Implementation Group.  In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying instrument to conform it to language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements.  This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS No. 149 are to be applied prospectively.  Management does not expect the adoption of SFAS No. 149 to have a material impact on our financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial            Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 changes the accounting for certain financial instruments that under previous guidance issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. The guidance in SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective on July 1, 2003.  The adoption of SFAS 150 did not have any material impact on its financial position, cash flows or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) published Statement of Financial Accounting Standards No. 123 (Revised 2004), Shared-Based Payment (“SFAS 123R).  SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements.  Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans.  The provisions of

F19

         WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

SFAS 123R are effective as of the first interim period that begins after June 15, 2005.  Accordingly, the Company will implement the revised standard in the third quarter of fiscal year 2005.  Currently, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements.  The Company does not anticipate that the implementation of this standard will have a material impact on its financial position

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary transactions (“SFAS 153”).  This statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance.  Under SFAS 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss.  SFAS 153 is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005.  The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

1.

Capital Structure

In February 2003, the Company issued 27,500,000 shares of its $0.0001 par value common stock to enter into an Internet Reservations Software License Agreement with Hi-Tek Multimedia, Inc., a related party (Note 8).

2.

Equipment

Equipment at April 30, 2005 and 2004 consisted of the following:

	2005	2004
Computer equipment	$ 10,087	$ 10,087
Accumulated depreciation	(9,865)	(9,420)
Equipment, net	$ 222	$ 667

Depreciation expense charged to operations was $445 and $445 for the period ending April 30, 2005 and 2004, respectively.

3.

Intangibles, long-lived assets and Goodwill

Chaiisai Tora, Inc.

In March 1999, the Company acquired the business plan, customer database, and software related to the trade show business from Chaiisai Tora, Inc.   In consideration given for these intangibles, the Company issued 25,000 shares of its’ common stock valued at $2.00 per share, or $50,000.  The asset has been fully amortized in prior years.

Dudesmart.com

On June 23, 2000, the Company accepted a proposal to exchanged 1,200,000 shares of common stock for 100% of the outstanding common stock of Dudesmart.com, Inc., from a related entity (Note 8).   At the time of the transaction, the shares were valued at $.22 per share (estimated value $264,000).  Dudesmart.com will be the entertainment division for the Company specializing in the entertainment and gaming industry. At the date of accusation Dudesmart.com had no fixed assets and all development fees were expensed as occurred.  Therefore the Company recognized this transaction as Goodwill.  The Company anticipates that the Dudesmart.com will be fully operational in the fall of 2005.  Once fully operational the Company anticipates amortizing this asset in accordance with SOP 96.

         WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

Hi-Tek Multimedia License Agreement

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement from Hi Tek Multimedia (Hi Tek), in exchange for  27,500,000 common shares.  At the time of the transaction the shares were valued at $0.01.   The Company is utilizing the Hi-Tek internet reservations software. The license agreement was accounted for as an intangible asset on the balance sheet.  During the fiscal year ended April 30, 2005 the Company recognized  $209,955 was impaired to bring the asset to its estimated recoverable value, leaving a net balance of $65,045, which the Company believes it will be able to recover before the license agreement expires.

Business.com.vn Marketing License Agreement

In February 2004, the Company entered into a marketing license agreement with Business.com.vn. Business.com.vn is the owner of a website (Hotels.com.vn) that promotes the online sale of hotel and tour packages on behalf of participating hotels and tour operators.

VNAT and VITA, Vietnam National Association of the Tourism and Vietnam Travel Association, recognize Hotels.com.vn as Vietnam’s official Hotel Website. In Vietnam, there are over 3,500 hotels and 400 tour companies to be promoted worldwide via the internet to generate online sales throughout the Country of Vietnam.

The term of the marketing license agreement is for two years and requires the Company to pay a licensing fee of $150,000 and $300,000 for the years ending December 31, 2004 and 2005, respectively. The license fees for 2004 and 2005 are payable by August 10, 2004 and February 10, 2005, respectively. The Company has negotiated to defer the license fee payment until February 10, 2007. In exchange for the license fee, the Company will earn a royalty equal to fifty (50%) percent of gross sales, from reservations made on the Hotels.com.vn website, as defined in the agreement. As of April 30, 2005, $481,172 in unpaid license and royalty fees, including interest of $31,172  accumulated at 18%.  The amount is included in long-term liabilities in the balance sheet. The Company has recognized revenues from this project prior the end of the year ended.  The Company has impaired $274,315 to bring the asset to its estimated recoverable value, leaving a net balance of $175,685.  Company management continually reviews its intangible assets for impairment and believes that carrying value of the assets is recoverable.

Currently, Hotels.com.vn has contracts with approximately 88 percent of all three to five star hotels in Vietnam. Company management believes this is significant because no other company has penetrated the Vietnamese online hotel market in depth. WTS and Hotels.com.vn are signing up hotels that have never done any marketing online, as a matter of fact most of the 1-2 star hotels do not even have websites.  We supply website templates for any hotels that need this technology.  All contracts with hotels are for a three-year term. During the second quarter of 2005, Hotels.com.vn will be working on contracting with 1-2 star hotels, of which there are approximately 3,500 throughout Vietnam.

Summary of Intangible,long lived assets and goodwill:

Amortization/

Licenses:

Purchase Price

Impairment

Net Value

Chaiisai Tora, Inc.

        $  50,000                  $   50,000             $       -

Hi-Tek Software License                           275,000                     209,955

                65,045

Business.com License Agreement             450,000                     274,315               175,685

Total Intangible Assets                           $ 775,000                  $ 534,270            $ 240,730

==================================================================

Dudesmart.com

                           $ 264,000                                   -

            $ 264,000

                             Total Goodwill                               $ 264,000                                   -                   $ 264,000

        WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

4.

Provision for income taxes

The components of the provision for income taxes are as follows:

        2005

 2004

Current Tax Expense U.S. Federal $ - $ - State and Local 800 800 Total Current 800 800 Deferred Tax Expense U.S. Federal - - State and Local - - Total Deferred - - Total Tax Provision $ 800 $ 800

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

1 2004 Federal Income Tax Rate (34.0)% (34.0)% Effect of Valuation Allowance 34.0% 34.0% Effective Income Tax Rate 0.0% 0.0%

As of April 30, 2005, the Company has a federal net operating loss carry forwards of $4,840,585 that can be utilized to reduce future taxable income.  The net operating loss carry forward will expire at various dates beginning 2011 through 2017 if not utilized.  Utilization of the net operating loss and tax credit carry forward may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions.  The annual limitation may result in the

         WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

expiration of net operating loss and tax credit carry forwards before utilization.  The Company has provided a full valuation allowance on the deferred tax asset because of uncertainty regarding realizability.

1.

Major Customer And Segment Information

The Company currently operates solely in one industry segment: the marketing and support of its hotel reservations system in Vietnam.  No one customer accounted for approximately 5% of gross revenues for the year ending April 30, 2005. The Company has no operations or assets located outside of the United States. The Company’s commissions revenue is concentrated in the Vietnam Hotel reservations system, creating a risk of concentration associated with the sale of a single product and limited customer base. The loss of this single market could cause severe damage to the Company’s financial future.

2.

Related Party Transactions

Company Officers

Mr. Sheldon Silverman resigned as the Company’s president and became Chief Executive Officer on June 23, 2000. Mr. Silverman was again appointed Chief Executive Officer in July 2001.

Mr. Thomas Johnson became president of the Company on June 23, 2000 and a member of the board of directors on July 6, 2000. On June 30, 2001, Mr. Thomas Johnson resigned as President.

Dr. Lee Johnson became Chief Technical Officer of the Company on June 23, 2000 and a member of the board of directors on July 6, 2000. On August 31, 2004, Dr. Lee Johnson resigned as a director and joined the Board of Advisors.

Mr. Thomas Johnson and Dr. Lee Johnson, both former officers and members of the board of directors, are brothers.

During September 2004, John Spinelli was appointed to the Board of Directors, as well as, Director of International Sales & Marketing.

Acquisition of Dudesmart.com, Inc.

On June 23, 2000, the Company accepted a proposal to exchange 1,200,000 shares of its common stock for 100% of the outstanding shares common stock of Dudesmart.com, Inc. In September 2000, the exchange was completed and Mr. Thomas Johnson and Dr. Lee Johnson, the sole shareholders of Dudesmart.com, Inc. each received 600,000 shares of the Company’s common stock. At the time of the transaction, the shares were valued at $.22 per share (total value $264,000).

License Agreement with Hi-Tek Multimedia, Inc.

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 common shares to Hi-Tek Multimedia (Hi-Tek). Mr. Thomas Johnson and Mr. Lee Johnson are the sole shareholders of Hi-Tek. Hi-Tek, a strategic business partner and a leading International e-commerce software development enterprise, will be providing its proprietary software, HI-TEK Res, to generate revenue for the Company from business and consumer travelers seeking to reserve hotels at their selected destinations worldwide while visiting or attending tradeshows and conferences.

        WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

Professional Services Agreement with Hi-Tek Multimedia, Inc.

WorldTradeShow.com retained Hi-Tek to design, program, produce and implement the following:

·	Corporate and promotional web sites.
·	Initial module of the WorldTradeShow.com reservation engine.
·

Preliminary offline and online marketing plan, including designing and producing all supporting marketing and promotional materials (CD-ROM, media kit, web slide presentation and corporate literature).

·	Consult with the management of the company on an as needed basis.

As of April 30, 2005 and 2004, the Company owed Hi-Tek approximately $930,082 and $452,300, respectively, for unpaid consulting fees, service fees, rent, expenses and cash advances   which were included in amount due to related party on the balance sheet. Cash advances as of  April 30, 2005 and 2004 amounted to $90,352 and $28,800, respectively. Additionally, Hi-Tek charges interest at a rate of 10 percent on the cash advances and “unpaid fees” resulted in accrued interest. As of April 30, 2005 and 2004, accrued interest on these advances was approximately $6,700 and $23,800, respectively. The agreement is renewable on an annual basis. Hi-Tek agreed to forgive the interest accrued as of April 30, 2004 in the amount of 23,800 during the year ended April 30, 2005. The amount forgiven is included in other income.

Other Affiliated Entities

Mr. Sheldon Silverman owns shares personally and through a company under his control. From time to time, this company and Mr. Silverman have received Worldtradeshow.com, Inc. common shares in exchange for debt. For the fiscal years ended April 30, 2005 and 2004, Mr. Silverman did not receive any common shares in exchange for debt.

Consulting Agreements

Dr. Lee Johnson, Mr. Thomas Johnson and Mr. Sheldon Silverman have entered into three separate consulting agreements with the Company, for which the Company has accrued unpaid consulting fees. Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 2005.

The above consultant agreements also contained 2,250,000 stock options, of which 150,000 remain exercisable due to expiration or have been forfeited by the officers. As the June 2000 consulting agreement provided for the options to be purchased at below the Company’s market price on the date of grant, the Company has recorded consulting fees relating to these options of $140,630 (Note 11).

Unpaid Consulting Fees / Advances from Related Parties

As of April 30, 2005 and 2004, the Company has unpaid consulting fees to officers / directors of approximately $2,330,000 and $1,512,200, respectively. $1,050,000 of these fees currently bear interest at a rate of 12 percent. As of April 30, 2005, accrued interest on these fees were approximately $208,887, which is included in  due to related parties.

As of April 30, 2005 and 2004, the Company also has received advances of $180,000 from a former officer and Board member. These advances currently bear interest at a rate of 12 percent. As of April 30, 2005 and 2004, accrued interest on these advances was approximately $88,148 and $61,700, respectively, which are included in due to related parties. These advances are not repayable until July 1, 2005 at which point the Company anticipates it will be able renegotiate the terms of the payments and all monies owed to the related parties.

 WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

Office Leases

The Company leases its office space in San Diego, California, on a month-to-month basis from a related party. Rent expense under these agreements for the fiscal years ended April 30, 2005 and 2004 was $35,000 and $45,000, respectively.

3.

Marketing and Distribution Agreements

Partnership with DotVN

In May 2003, the Company announced a partnership with Dot.vn the official Vietnamese Registration Company.  The Company is considered a re-seller of domain names, WTS will receive a commission for each domain name set up via the Companies web portal.

The Company is working closely with Dot.vn to market and distribute these domains on its WTS business web portal. The revenue from the partnership agreement is anticipated to allow the Company to start receiving operating funds during 2005.

Agreement to Market MASXIMA Discount Card

In November 2003, the Company signed an agreement with Grupo Campestre to market the Mexican MASXIMA Discount Card. The signing of this Memorandum of Understanding allows the Company to promote and market the MASXIMA Discount Card, in Baja California, Mexico on its WorldTradeshow.com web portal.

WTS and Maxsima Discount Card Memorandum of Understanding (MOU) states “both parties will have a revenue sharing partnership, whereby WTS may retain up to 20% in recurring revenue.”

 Letter of Intent with All American Casting International

 In November 2003, the Company signed a Letter of Intent (“LOI”) with All America Casting International (“All American”) to be the exclusive marketer and distributor of its broadband Voice Over Internet Protocol telecom technology to its Vietnamese enterprise clients. The LOI with All American is not currently proceeding. All American has not fulfilled its obligation as set forth in any of the points on the LOI. The Company is not pursuing any other agreements regarding Voice Telecommunications over the Internet

4.

 Basic And Fully Diluted Loss Per Common Share:

Effective November 30, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share (“SFAS 128”) which replaced the presentation of “primary” and “fully-diluted” earnings (loss) per common share required under previously promulgated accounting standards with the presentation of “basic” and “diluted” earnings (loss) per common share. Basic earnings (loss) per common share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings (loss) per common share is similar to that of basic earnings (loss) per common share, except that the numerator and denominator are adjusted to reflect the decrease in earnings per share or the increase in loss per share that could occur if securities or other contracts to issue common stock, such as stock options and convertible notes, were exercised or converted into common stock.

5.

Stock Options

On June 30, 2000, the Company issued 1,350,000 options to certain officers. The options have an exercise price of $0.10 per share, vest over a three-year period, beginning July 1, 2000 and expire one year after becoming

         WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

exercisable. As of April 30, 2005, no options had yet been exercised. As the consulting agreements provided for the options to be exercised at below the Company’s market price on the date of grant, the Company recorded additional consulting fees relating to estimated value of these options of $140,630. These options were subsequently cancelled and new options issued.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the fiscal year ended April 30, 2001; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 6.5%; and expected life of 3 years.

On June 30, 2003, the Company issued 900,000 options to certain officers. The options have an exercise price of $0.30 per share (estimated market price at date of grant), vest over a three-year period, beginning June 30, 2003 and expire one year after becoming exercisable. As of the date of this report, 750,000 options have expired or were forfeited and no options had yet been exercised.

In September 2004, the Company issued 200,000 options to a consultant. The options have an exercise price of $0.75 per share, vest over a one-year period, beginning in September 2004 and expire one year after becoming exercisable. As of the date of this report, no options had yet been exercised. As the consulting agreement provided for the options to be purchased at below the Company’s market price on the date of grant, the Company recorded deferred compensation relating to these options of $39,300 during the second quarter of fiscal 2005 as the company believes the options will not be exercised.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

A summary of stock option activity for all plans follows:

Outstanding Options	Options Outstanding	Exercise Price
Authorized
Granted	2,450,000	$0.75-$0.30
Exercised	-	$0.00
Canceled	(2,100,000)	$0.30
Balance, April 30, 2005	350,000	$0.75-$0.30

Following is a summary of the status of fixed options outstanding at April 30, 2005:
	Outstanding Options	Exercisable Options
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$.30–$.75	250,000	1 years	$0.48
$0.75	100,000	2 years	0.75

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

6.

Comprehensive Loss

The single component of other comprehensive loss is foreign exchange translation gains.  Due to the availability of net operating losses, there is no tax effect associated with the component of other comprehensive loss.

7.

Contingencies

In the opinion of management, there are no matters requiring recognition or disclosure as a loss contingency in accordance with Statement of Financial Standards No. 5, Accounting for Contingencies.F19

8.

Foreign Currency Exchange and Translation

The functional currency of the Company is the U.S. dollar.  The Company, prior to the fiscal year ended April 30, 2001, also had a Canadian dollar bank account it used for some operations.  For reporting purposes, the financial statements are presented in U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation.  The balance sheet is translated into U.S. dollars at the exchange rates prevailing at the balance sheet date and the statement of operations and cash flows at the average rates for the relevant periods.

9.

Going Concern

To date the Company has had limited sales due to the early stage of its efforts to transition into the marketing of its internet resources.  Consequently, the Company has incurred recurring losses from operations. These factors, as well as the risks associated with raising capital through the issuance of equity and/or debt securities creates uncertainty as to the Company’s ability to continue as a going concern.

The Company’s plans to address its going concern issues include:

*	Increasing sales of its products through national distribution channels and through direct marketing to consumers;
*	Raising capital through the sale of debt and/or equity securities; and,
*	Settling outstanding debts and accounts payable, when available, through the issuance of debt and/or equity securities.

There can be no assurance that the Company will be successful in its efforts to increase sales, issue debt and/or equity securities for cash or as payment for outstanding obligations.

Capital raising efforts may be influenced by factors outside of the control of the Company, including, but not limited to, capital market conditions. During the year ended April 30, 2005 the Company borrowed cash and retired outstanding obligations through the issuance of equity and debt/equity securities totaling $ 169,111 in the aggregate. Of this amount, $78,759 of equity and were issued to pay past due creditors.

The Company is in various stages of finalizing implementation strategies on a number of products and is actively attempting to market its products nationally in Vietnam. As a result of capital constraints it is uncertain when it will be able to start its websites to utilize the available licenses.

F29

         WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

Stock Issuances

In February 2003, the Company issued 27,500,000 shares of its $0.0001 par value common stock to enter into an Internet Reservations Software License Agreement with Hi-Tek Multimedia, Inc., a related party.

In September 2004, the Company issued approximately 173,000 shares of its $0.0001 par value common stock for repayment of approximately $79,000 in outstanding debt, which includes $3,450 of accrued interest.

10.

Subsequent Events

On July 21, 2005 Mr. John Spinelli resigned due to personal reasons forfeiting his rights to execute the 200,000 options granted to him in the year ended April 30, 2005.

F28

Financial Statements of

WORLDTRADESHOW.COM, INC.

July 31, 2005 and 2004

     Page

Index To Unaudited Financial Statements

Balance Sheet as of July 31, 2005 (unaudited)

F-30

Statement of Operations for the period ended July 31, 2005

F-31

(unaudited),  July 31, 2004 (unaudited) and cumulative from inception

(September 15, 1995 to July 31, 2005

Statement of Stockholders Equity from Inception  September 15, 1995 to July 31,2005

 F-32

Statement of Cash Flows for the period ended July 31, 2005

                                      F-34

(unaudited),  July 30, 2004 (unaudited) and cumulative from inception

(September 15, 1995 to July 31, 2005

Notes to Financial Statements

  F-36

F29

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Balance Sheets (unaudited)

For the Period Ending

July 31,
2005
ASSETS
Current assets
Cash	$2,458
Accounts receivable	405

Total current assets	2,863

Equipment, net	111
Goodwill	264,000
Intangibles, net of accumulated amortization and
impairment of $ 534,270 in 2005	161,563

Total assets	$428,537

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable	$91,485
Due to related parties	3,198,192
Accrued liabilities	131,254
Demand notes payable	137,846

Total current liabilities	3,558,776

Due to shareholders	-
Long-term liabilities	498,202

Total liabilities	4,056,979

Shareholders' deficit
Preferred stock; $0.001 par value; 5,000,000 shares
authorized none issued and outstanding	-
Common stock; $0.0001 par value; 100,000,000 shares
authorized 37,710,506 issues and outstanding
as of July 31, 2005	3,770

Additional paid-in capital	1,811,786
Deferred compensation	(39,300)
Foreign currency translation	(1,119)
Deficit accumulated during the development stage	(5,403,578)

Total shareholders' deficit	(3,628,441)

Total liabilities and shareholders' deficit	$428,537

the accompanying notes are an integral part of these financial statements

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Statements of Operations (unaudited)

				Cumulative
	Period Ending			from inception
	July 31,		July 31,	(September 15, 1995
	2005		2004	to July 31, 2005)
Revenue	$1,040	$		$115,578

Cost of Sales	-			158,143

Gross profit	1,040		-	(42,565)

General and administrative expenses:
Consulting fees	45,000		137,500	2,727,134
Depreciation and amortization	111		111	144,743
Marketing and promotion	45,012		5,300	495,564
Office and rent	7,500		7,500	272,559
Professional fees	8,348		5,000	235,816
Other administrative expenses	52,003		45,993	588,198
Impairment on intangible assets	79,167 -		-	484,270

Total general and administrative expenses	237,140		201,404	4,948,283

Other income
Other income (debt forgiveness)	-		-	25,613
Interest expense	(74,505)		(19,028)	(438,343)

Net loss	$(310,605)		$(220,432)	$(5,403,578)

Loss per common share:
Basic	$(0.01)		$(0.01)

Weighted average shares outstanding:
Basic	37,710,506		37,537,540

Other comprehensive income (loss)
Foreign currency translation				(1,119)

Comprehensive loss	$(310,605)		$(220,432)	$(5,404,697)

The accompanying notes are an integral part of these financial statements

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Statement of Shareholders Equity

						Deficit
	Common Stock		Additional	Deferred	Foreign	Accumulated	Total
	Number		Paid In	Compensation	Currency	during the	Shareholders'
	of Shares	Amount	Capital	Expense	Translation	Development Stage	Equity (Deficit)
Inception, September 15, 1995	-	$ -	$ -	$ -	$ -	$ -	$ -
Common stock issued for:
Cash, October 1	31,240	31	156,169				156,200
Cash, December 5	6,950	7	69,493				69,500
Acquisition of license rights, April 17	56,000	56	5,544				5,600
Share issue costs			(45,000)				(45,000)
Comprehensive loss, April 30, 1996						(173,617)	(173,617)
Balance, April 30, 1996	94,190	94	186,206	-	-	(173,617)	12,683
Common stock issued for:
Cash, August 28	6,071	6	169,994				170,000
Cash, January 31	6,938	7	138,743				138,750
Comprehensive loss, April 30, 1997						(436,130)	(436,130)
Balance, April 30, 1997	107,199	107	494,943	-	-	(609,747)	(114,697)
Comprehensive loss, April 30, 1998						(187,315)	(187,315)
Balance, April 30, 1998	107,199	107	494,943	-	-	(797,062)	(302,012)
Common stock issued for:
Debt settlement, January 29	35,000	35	34,965				35,000
Cash, March 30	13,750	14	27,486				27,500
Obligation to issue stock, March 30	47,975	48	95,902				95,950
Debt settlement, April 6	37,700	38	75,362				75,400
Acquisition of intellectual property, April 6	25,000	25	49,975				50,000
Comprehensive loss, April 30,1999					(553)	(138,713)	(139,266)
Balance, April 30, 1999	266,624	267	778,633	-	(553)	(935,775)	(157,428)
Common stock issued for:
Cash, February 11	22,894	23	59,977				60,000
Debt settlement, February 14	119,899	120	113,783				113,903
Cash, February 23	21,505	21	19,979				20,000
Cash, March 16	6,955	7	24,993				25,000
Forward split 20:1, March 27	8,319,663	437	(437)				-
Comprehensive loss, April 30, 2000					(566)	(296,598)	(297,164)
Balance, April 30, 2000	8,757,540	875	996,928	-	(1,119)	(1,232,373)	(235,689)
Common stock issued for:
Acquisition of Dudesmart.com, May 11	1,200,000	120	263,940				264,060
Cash, August 23	80,000	8	19,996				20,004
Stock Option Issued			140,630				140,630
Comprehensive loss, April 30, 2001						(680,009)	(680,009)
Balance, April 30, 2001	10,037,540	1,003	1,421,494	-	(1,119)	(1,912,382)	(491,004)
Comprehensive loss, April 30, 2002						(415,912)	(415,912)
Balance, April 30, 2002	10,037,540	1,003	1,421,494	-	(1,119)	(2,328,294)	(906,916)
Common stock issued for:
License fee Hi-Tek Multimedia, February 25	27,500,000	2,750	272,250				275,000
Comprehensive loss, April 30, 2003						(544,959)	(544,959)
Balance, April 30, 2003	37,537,540	3,753	1,693,744	-	(1,119)	(2,873,253)	(1,176,875)
Comprehensive loss, April 30, 2004						(220,432)	(220,432)
Balance, April 30, 2004	37,537,540	3,753	1,693,744	-	(1,119)	(3,679,039)	(1,397,306)
Common stock issued for:
Debt settlement, August 27,2004	172,966	17	78,742				78,759
Stock Option Issued			39,300	(39,300)			-
Comprehensive loss, April 30, 2005						(1,413,934)	(1,413,934)
Balance, April 30, 2005	37,710,506	3,770	1,811,786	(39,300)	(1,119)	(5,092,973)	(2,732,481)
Comprehensive loss, July 30, 2005						(310,605)	(310,605)
Balance, June 30, 2005	37,710,506	3,770	1,811,786	(39,300)	(1,119)	(5,403,578)	(3,043,086)

The accompanying notes are an integral part of these financial statements

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Statement of Cash Flows (unaudited)

			Cumulative
	Period Ending		from inception
	July 31,	July 31,	(September 15, 1995)
Cash flows from operating activities:	2005	2004	to July 31, 2005
Net loss	$ (310,605)	$ (220,432)	$ (5,403,578)
Adjustments to reconcile net loss to net cash
(used) provided by operating activities:
Depreciation and amortization	79,278	111	144,743
Foreign currency translation	-	-	(1,119)
Stock options issued	-	-	140,630
Impairment	-		484,270
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	1,873		(404)
Increase (decrease) in accounts payable	-	-	91,485
Increase (decrease) in accrued liabilities	67,892	24,527	773,785

Net cash used by operating activities	(161,563)	(195,794)	(3,770,189)
Cash flows from investing activities:

Purchase of equipment	-	-	(10,087)
Acquisition of intellectual property (in-kind)	-		50,000
Net cash (used) provided by operating activities	-	-	39,913
Cash flows from financing activities:

Common stock issued for cash		-	686,950
Share issuance costs	-	-	(45,000)
Settlement of debt and intellectual property (in-kind)	-	-	174,304
Settlement of obligation to issue capital stock	-	-	174,709
Proceeds from demand notes payable	21,850	8,650	144,124
Due to related parties	141,750	187,025	2,597,647
Net cash provided by financing activities	163,600	195,675	3,732,734

Net increase (decrease) in cash	2,037	(119)	2,458
Cash, beginning of the period	421	297	-
Cash, end of the period	2,458	179	2,458

Non-cash investing and financing activities:

Debt issued for marketing license agreement	$ -	$ 450,000	$ 450,000
Other income	-	-	25,613
Stock options Issued	-	-	179,930
Common stock issued for license fee - HiTek Multimedia	-	-	275,000
Common stock issued for acquisition of Dudesmart.com	-	-	264,000
Common stock issued in exchange for intellectual property	-	-	55,600
Common stock issued in exchange for debt	-	-	399,013
Supplemental cash flow disclosure:
Interest paid	$ -	$ -	$ -
Taxes paid	$ -	$ -	$ -

the accompanying notes are an integral part of these financial statements

F35

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

1.

Organization

WorldTradeShow.com, Inc. (the “Company”) was originally formed on September 15, 1995 as Interactive Processing, Inc., a Nevada corporation, to market high-tech consumer electronics through television home-shopping networks, retail stores, catalog companies and their website remotecontrols.com.  In March 1999, the Company changed its name to WorldTradeShow.com, Inc.  During the same month, the Company acquired intellectual property rights to a database and business plan and significantly changed its business plan to develop tradeshow software and market both physical and virtual tradeshow space through the Company’s website.

The Company is an online e-commerce marketing company.  WTS is currently marketing Hotels in Vietnam through a portal – www.Hotels.com.vn  The Company will be marketing a virtual trade show online, show casting companies from Vietnam and Mexico through its current alliance and affiliate agreements.  WTS plans on marketing Mexican hotels through its portal – www.mybajaguide.com in late summer 2005.  The Company will promote tour packages, golf tours and resort packages on both web sites.

The Company has not yet commenced significant operations and therefore, is classified as a development stage enterprise.

2.

Summary of Significant Accounting Policies

Basis of Presentation

The Company has experienced recurring losses, has an accumulated deficit of $5,403,578, has negative working capital and has not yet commenced significant operations.  These factors, among others, raise substantial doubt as to its ability to obtain long-term debt or equity financing in order to have the necessary resources to further design, develop and launch the website and market the Company’s new service and existing products.  The Company’s management believes that if the Company is not successful in obtaining equity financing, the business plan will be seriously inhibited.  The Company’s management believes it can attain the necessary funding because of its penetration in the online Hotel market in the Country of Vietnam.  The Company also has a strong partner in Hi-Tek, Inc. which has been funding the operations of WTS.

Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classifications or liabilities or other adjustments that might be necessary should the Company be unable to continue as a going concern.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B and as revised by SAB 104, “Revenue Recognition” and Statement of Position No. 97-2, “Software Revenue Recognition.” Accordingly, we recognize revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

The Company generates revenues from internet-based reservations and product sales. Internet revenues consist primarily of commissions. This revenue is recognized when its trade partners present records of the transactions on a monthly basis.

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

Sales Returns Allowances and Allowance for Doubtful Accounts

Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. Management must make estimates of potential future order disputes related to current period product revenue. Allowances for estimated product returns are provided at the time of sale. We evaluate the adequacy of allowances for returns primarily based upon our evaluation of historical and expected sales experience and by channel of distribution. The judgments and estimates of management may have a material effect on the amount and timing of our revenue for any given period.

Similarly, management must make estimates of the uncollectibility of accounts receivable. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments when it is practicable to estimate that value.  The carrying amounts of the Company’s financial instruments as of April 30, 2005 approximate their respective fair values because of the short-term nature of these instruments.  Such instruments consist of cash, accounts payable and accrued expenses.  The fair value of related party payables is not determinable.

Equipment

Equipment is carried at cost.  Depreciation is computed using a declining balance method over the estimated useful lives of the depreciable property, which range from 3 to 5 years.  Management evaluates useful lives regularly in order to determine recoverability taking into consideration current technological conditions.  Maintenance and repairs are charged to expense as incurred; additions and betterments are capitalized.  Upon retirement or disposal of any item of equipment, the cost is and related accumulated depreciation of the disposed assets is removed, and any resulting gain or loss is credited or charged to operations.

Long-lived Assets

The Company records impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset’s carrying value unlikely.  In that case, if the sum of the expected future cash flows were less than the carrying amount of the asset, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

Income Taxes

The Company utilizes SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

Issuance of Stock for Services

SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for employee stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by SFAS No. 123; accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. For stock options issued to non-employees, the issuance of stock options is accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation expense is recognized in the financial statements for stock options granted to non-employees in the period in which the consideration is obtained from the non-employee.

Compensation expense is recognized in the financial statements for issuances of common shares to employees and non-employees that have rendered services to the Company. Compensation expense is recognized based on the fair value of the services rendered or the fair value of the common stock, whichever is more readily determinable.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires the Company to report and display certain information related to comprehensive income.  Comprehensive income consists of net income; unrealized gains on available-for-sale securities; minimum pension liability adjustments; change in market value of futures contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87.  The Company evaluated SFAS No. 130 and determined that the Company’s foreign currency translation adjustment was the only comprehensive income adjustment as of July 31, 2005 and 2004.

Foreign Exchange Transaction and Translation

The assets and liabilities maintained in other than United States dollars are translated into United States dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year.  Resulting translation adjustments are reflected as a separate component of shareholders’ equity (deficit).

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment position, are included in the results of operations as incurred.

Segment Information

SFAS No. 131, Segment Information, amends the requirements for companies to report financial and descriptive information about their reportable operating segments.  Operating segments, as defined in SFAS No. 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by a Company in deciding how to allocate resources and in assessing performance.  It also establishes standards for related disclosures about products and services, geographic areas and major customers.  The Company evaluated SFAS No. 131 and determined that the Company intends to operate two operating segments, trade show and entertainment.

Basic and Diluted Net Loss Per Share

Net loss per share is calculated in accordance with SFAS No. 128, Earnings Per Share for the period presented.  Basic net loss per share is based upon the weighted average number of common shares outstanding.  Diluted net loss per share is based on the assumption that all dilative convertible shares and stock options were converted or

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

exercised.  Dilution is computed by applying the treasury stock method.  Under this method, options and warrants are assumed exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby we used to purchase common stock at the average market price during the period.

The Company has potentially dilutive securities in the form of outstanding stock options issued to three members of the Board of Directors.  There are no other potentially dilutive securities outstanding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.  Actual results could differ from those estimates.

Significant estimates made by management are, among others, realizability of long-lived assets, deferred taxes and stock option valuation.  Management reviews its estimates on a quarterly basis and, where necessary, makes adjustments prospectively.

New Accounting Pronouncements

.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. Upon adoption of SFAS No. 142, it also requires that the Company reclassify, if necessary, the carrying amounts of intangible assets and goodwill, based on the criteria in SFAS No. 141. SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment, at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life.  The effect of adoption of these statements is not expected to be material.

In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and will require companies to record a liability for asset retirement obligation in the period in which they are incurred.  Adoption of this statement is not expected to be material.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in that it removes goodwill from its impairment scope and allows for different approaches in cash flow estimation. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of. SFAS No. 144 also supersedes the business segment concept in Accounting Principles Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a

Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, in that it permits presentation of a component of an entity, whether classified as held for sale or disposed of, as a discontinued operation. However, SFAS No. 144 retains the requirement of Accounting Principals Board Opinion No. 30 to report discontinued operations separately from continuing operations. The provisions of this Statement

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

are effective for financial statements issued for fiscal years beginning after December 15, 2001 with earlier application encouraged. Implementation of SFAS No. 144 will not have a material effect on the Company’s results of operations or financial position.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No.146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management is evaluating the effect of this statement on the Company’s results of operations and financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative  Instruments and Hedging Activities, which amends SFAS No. 133 for certain decisions made by the FASB Derivatives Implementation Group.  In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying instrument to conform it to language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements.  This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS No. 149 are to be applied prospectively.  Management does not expect the adoption of SFAS No. 149 to have a material impact on our financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial            Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 changes the accounting for certain financial instruments that under previous guidance issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. The guidance in SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective on July 1, 2003.  The adoption of SFAS 150 did not have any material impact on its financial position, cash flows or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) published Statement of Financial Accounting Standards No. 123 (Revised 2004), Shared-Based Payment (“SFAS 123R).  SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements.  Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans.  The provisions of SFAS 123R are effective as of the first interim period that begins after June 15, 2005.  Accordingly, the Company will implement the revised standard in the third quarter of fiscal year 2005.  Currently, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements.  The Company does not anticipate that the implementation of this standard will have a material impact on its financial position

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary transactions (“SFAS 153”).  This statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance.  Under SFAS 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss.  SFAS 153 is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005.  The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

1.

Equipment

Equipment at July 31, 2005:

2005
Computer equipment	$ 10,087
Accumulated depreciation	(9,976)
Equipment, net	$ 111

Depreciation expense charged to operations was $111 for the period ending July 31, 2005..

2.

Intangibles, long-lived assets and Goodwill

Chaiisai Tora, Inc.

In March 1999, the Company acquired the business plan, customer database, and software related to the trade show business from Chaiisai Tora, Inc.   In consideration given for these intangibles, the Company issued 25,000 shares of its’ common stock valued at $2.00 per share, or $50,000.  The asset has been fully amortized in prior years.

Dudesmart.com

On June 23, 2000, the Company accepted a proposal to exchanged 1,200,000 shares of common stock for 100% of the outstanding common stock of Dudesmart.com, Inc., from a related entity (Note 8).   At the time of the transaction, the shares were valued at $.22 per share (estimated value $264,000).  Dudesmart.com will be the entertainment division for the Company specializing in the entertainment and gaming industry. At the date of accusation Dudesmart.com had no fixed assets and all development fees were expensed as occurred.  Therefore the Company recognized this transaction as Goodwill.  The Company anticipates that the Dudesmart.com will be fully operational in the fall of 2005.  Once fully operational the Company anticipates amortizing this asset in accordance with SOP 96.

Hi-Tek Multimedia License Agreement

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement from Hi Tek Multimedia (Hi Tek), in exchange for  27,500,000 common shares.  At the time of the transaction the shares were valued at $0.01.   The Company is utilizing the Hi-Tek internet reservations software. The license agreement was accounted for as an intangible asset on the balance sheet.  The Company has impaired $232,872  to bring the asset to its estimated recoverable value, leaving a net balance of $42,128, which the Company believes it will be able to recover before the license agreement expires.

Business.com.vn Marketing License Agreement

In February 2004, the Company entered into a marketing license agreement with Business.com.vn. Business.com.vn is the owner of a website (Hotels.com.vn) that promotes the online sale of hotel and tour packages on behalf of participating hotels and tour operators.

VNAT and VITA, Vietnam National Association of the Tourism and Vietnam Travel Association, recognize Hotels.com.vn as Vietnam’s official Hotel Website. In Vietnam, there are over 3,500 hotels and 400 tour companies to be promoted worldwide via the internet to generate online sales throughout the Country of Vietnam.

The term of the marketing license agreement is for two years and requires the Company to pay a licensing fee of $150,000 and $300,000 for the years ending December 31, 2004 and 2005, respectively. The license fees for 2004 and 2005 are payable by August 10, 2004 and February 10, 2005, respectively. The Company has negotiated to defer the license fee payment until February 10, 2007. In exchange for the license fee, the Company will earn a

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

royalty equal to fifty (50%) percent of gross sales, from reservations made on the Hotels.com.vn website, as defined in the agreement. As of  July 31, 2005, $497,802 in unpaid license and royalty fees, including interest of $50,079.01  accumulated at 18%.  The amount is included in long-term liabilities in the balance sheet. The Company has recognized revenues from this project prior the end of the year ended.  The Company has impaired $330,565 to bring the asset to its estimated recoverable value, leaving a net balance of $119,435.  Company management continually reviews its intangible assets for impairment and believes that carrying value of the assets is recoverable.

Currently, Hotels.com.vn has contracts with approximately 88 percent of all three to five star hotels in Vietnam. Company management believes this is significant because no other company has penetrated the Vietnamese online hotel market in depth. WTS and Hotels.com.vn are signing up hotels that have never done any marketing online, as a matter of fact most of the 1-2 star hotels do not even have websites.  We supply website templates for any hotels that need this technology.  All contracts with hotels are for a three-year term. During the second quarter of 2005, Hotels.com.vn will be working on contracting with 1-2 star hotels, of which there are approximately 3,500 throughout Vietnam.

Summary of Intangible,long lived assets and goodwill:

Amortization/

Licenses:

Purchase Price

Impairment

Net Value

Chaiisai Tora, Inc.

        $  50,000                  $   50,000             $       -

Hi-Tek Software License                           275,000                     232,872                42,128

Business.com License Agreement             450,000                     330,565               119,435

Total Intangible Assets                           $ 775,000                  $ 613,436            $ 161,563

==================================================================

Dudesmart.com

                           $ 264,000                                   -

            $ 264,000

                             Total Goodwill                               $ 264,000                                   -                   $ 264,000

3.

Provision for income taxes

The components of the provision for income taxes are as follows:

        2005

 2004

Current Tax Expense U.S. Federal $ - $ - State and Local 800 800 Total Current 800 800 Deferred Tax Expense U.S. Federal - - State and Local - - Total Deferred - - Total Tax Provision $ 800 $ 800

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

2005 2004 Federal Income Tax Rate (34.0)% (34.0)% Effect of Valuation Allowance 34.0% 34.0% Effective Income Tax Rate 0.0% 0.0%

As of April 30, 2005, the Company has a federal net operating loss carry forwards of $4,840,585 that can be utilized to reduce future taxable income.  The net operating loss carry forward will expire at various dates beginning 2011 through 2017 if not utilized.  Utilization of the net operating loss and tax credit carry forward may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions.  The annual limitation may result in the expiration of net operating loss and tax credit carry forwards before utilization.  The Company has provided a full valuation allowance on the deferred tax asset because of uncertainty regarding reliability.

4.

Major Customer And Segment Information

The Company currently operates solely in one industry segment: the marketing and support of its hotel reservations system in Vietnam.  No one customer accounted for approximately 5% of gross revenues for the period ending July 31 , 2005. The Company has no operations or assets located outside of the United States. The Company's commissions revenue is concentrated in the Vietnam Hotel reservations system, creating a risk of concentration associated with the sale of a single product and limited customer base. The loss of this single market could cause severe damage to the Company's financial future.

5.

Related Party Transactions

Company Officers

Mr. Sheldon Silverman resigned as the Company’s president and became Chief Executive Officer on June 23, 2000. Mr. Silverman was again appointed Chief Executive Officer in July 2001.

Mr. Thomas Johnson became president of the Company on June 23, 2000 and a member of the board of directors on July 6, 2000. On June 30, 2001, Mr. Thomas Johnson resigned as President.

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

Dr. Lee Johnson became Chief Technical Officer of the Company on June 23, 2000 and a member of the board of directors on July 6, 2000. On August 31, 2004, Dr. Lee Johnson resigned as a director and joined the Board of Advisors.

Mr. Thomas Johnson and Dr. Lee Johnson, both former officers and members of the board of directors, are brothers.

During September 2004, John Spinelli was appointed to the Board of Directors, as well as, Director of International Sales & Marketing.

Acquisition of Dudesmart.com, Inc.

On June 23, 2000, the Company accepted a proposal to exchange 1,200,000 shares of its common stock for 100% of the outstanding shares common stock of Dudesmart.com, Inc. In September 2000, the exchange was completed and Mr. Thomas Johnson and Dr. Lee Johnson, the sole shareholders of Dudesmart.com, Inc. each received

600,000 shares of the Company’s common stock. At the time of the transaction, the shares were valued at $.22 per share (total value $264,000).

License Agreement with Hi-Tek Multimedia, Inc.

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 common shares to Hi-Tek Multimedia (Hi-Tek). Mr. Thomas Johnson and Mr. Lee Johnson are the sole shareholders of Hi-Tek. Hi-Tek, a strategic business partner and a leading International e-commerce software development enterprise, will be providing its proprietary software, HI-TEK Res, to generate revenue for the Company from business and consumer travelers seeking to reserve hotels at their selected destinations worldwide while visiting or attending tradeshows and conferences.

Professional Services Agreement with Hi-Tek Multimedia, Inc.

WorldTradeShow.com retained Hi-Tek to design, program, produce and implement the following:

·	Corporate and promotional web sites.
·	Initial module of the WorldTradeShow.com reservation engine.
·

Preliminary offline and online marketing plan, including designing and producing all supporting marketing and promotional materials (CD-ROM, media kit, web slide presentation and corporate literature).

·	Consult with the management of the company on an as needed basis.

As of July 31, 2005, the Company owed Hi-Tek approximately $1,019,990, for unpaid consulting fees, service fees, rent, expenses and cash advances   which were included in amount due to related party on the balance sheet. Cash advances as of  July 30, 2005 amounted to $112,202. Additionally, Hi-Tek charges interest at a rate of 10 percent on the cash advances and “unpaid fees” resulted in accrued interest. As of July 31, 2005 and 2004, accrued interest on these advances was approximately $8,959. The agreement is renewable on an annual basis.

Other Affiliated Entities

Mr. Sheldon Silverman owns shares personally and through a company under his control. From time to time, this company and Mr. Silverman have received Worldtradeshow.com, Inc. common shares in exchange for debt. For the period ended July 31, 2005, Mr. Silverman did not receive any common shares in exchange for debt.

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

Consulting Agreements

Dr. Lee Johnson, Mr. Thomas Johnson and Mr. Sheldon Silverman have entered into three separate consulting agreements with the Company, for which the Company has accrued unpaid consulting fees. Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 2005.

The above consultant agreements also contained 2,250,000 stock options, of which 150,000 remain exercisable due to expiration or have been forfeited by the officers. As the June 2000 consulting agreement provided for the options to be purchased at below the Company’s market price on the date of grant, the Company has recorded consulting fees relating to these options of $140,630 (Note 11).

Unpaid Consulting Fees / Advances from Related Parties

As of July 31, 2004, the Company has unpaid consulting fees to officers / directors of approximately $2,375,000, . $1,095,000 of these fees currently bear interest at a rate of 12 percent. As of July 31, 2005, accrued interest on these fees were approximately $257,576, which is included in due to related parties.

As of April 30, 2005 and 2004, the Company also has received advances of $180,000 from a former officer and Board member. These advances currently bear interest at a rate of 12 percent. As of July 31, 2005, accrued interest on these advances was approximately $93,474 , which is included in due to related parties. These advances are not repayable until July 1, 2005 at which point the Company anticipates it will be able renegotiate the terms of the payments and all monies owed to the related parties.

The Company has not completed negotiations and plans to renegotiate terms during the next quarter for all unpaid Consulting Fees.

Office Leases

The Company leases its office space in San Diego, California, on a month-to-month basis from a related party. Rent expense under these agreements for the period ended July 31, 2005 and 2004 was $7,500 and $7,500, respectively.

6.

Marketing and Distribution Agreements

Partnership with DotVN

In May 2003, the Company announced a partnership with Dot.vn the official Vietnamese Registration Company.  The Company is considered a re-seller of domain names, WTS will receive a commission for each domain name set up via the Companies web portal.

The Company is working closely with Dot.vn to market and distribute these domains on its WTS business web portal. The revenue from the partnership agreement is anticipated to allow the Company to start receiving operating funds during 2005.

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

Agreement to Market MASXIMA Discount Card

In November 2003, the Company signed an agreement with Grupo Campestre to market the Mexican MASXIMA Discount Card. The signing of this Memorandum of Understanding allows the Company to promote and market the MASXIMA Discount Card, in Baja California, Mexico on its WorldTradeshow.com web portal.

WTS and Maxsima Discount Card Memorandum of Understanding (MOU) states “both parties will have a revenue sharing partnership, whereby WTS may retain up to 20% in recurring revenue.”

 Letter of Intent with All American Casting International

 In November 2003, the Company signed a Letter of Intent (“LOI”) with All America Casting International (“All American”) to be the exclusive marketer and distributor of its broadband Voice Over Internet Protocol telecom technology to its Vietnamese enterprise clients. The LOI with All American is not currently proceeding. All American has not fulfilled its obligation as set forth in any of the points on the LOI. The Company is not pursuing any other agreements regarding Voice Telecommunications over the Internet

7.

 Basic And Fully Diluted Loss Per Common Share:

Effective November 30, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128") which replaced the presentation of "primary" and "fully-diluted" earnings (loss) per common share required under previously promulgated accounting standards with the presentation of "basic" and "diluted" earnings (loss) per common share.

Basic earnings (loss) per common share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings (loss) per common share is similar to that of basic earnings (loss) per common share, except that the numerator and denominator are adjusted to reflect the decrease in earnings per share or the increase in loss per share that could occur if securities or other contracts to issue common stock, such as stock options and convertible notes, were exercised or converted into common stock.

8.

Stock Options

On June 30, 2000, the Company issued 1,350,000 options to certain officers. The options have an exercise price of $0.10 per share, vest over a three-year period, beginning July 1, 2000 and expire one year after becoming exercisable. As of April 30, 2005, no options had yet been exercised. As the consulting agreements provided for the options to be exercised at below the Company’s market price on the date of grant, the Company recorded additional consulting fees relating to estimated value of these options of $140,630. These options were subsequently cancelled and new options issued.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the fiscal year ended April 30, 2001; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 6.5%; and expected life of 3 years.

On June 30, 2003, the Company issued 900,000 options to certain officers. The options have an exercise price of $0.30 per share (estimated market price at date of grant), vest over a three-year period, beginning June 30, 2003 and expire one year after becoming exercisable. As of the date of this report, 750,000 options have expired or were forfeited and no options had yet been exercised.

In September 2004, the Company issued 200,000 options to a consultant. The options have an exercise price of $0.75 per share, vest over a one-year period, beginning in September 2004 and expire one year after becoming exercisable. As of the date of this report, no options had yet been exercised. As the consulting agreement provided

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

for the options to be purchased at below the Company’s market price on the date of grant, the Company recorded deferred compensation relating to these options of $39,300 during the second quarter of fiscal 2005 as the company believes the options will not be exercised.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

A summary of stock option activity for all plans follows:

Outstanding Options	Options Outstanding	Exercise Price
Authorized
Granted	2,450,000	$0.75-$0.30
Exercised	-	$0.00
Canceled	(2,100,000)	$0.30
Balance, July 31, 2005	350,000	$0.75-$0.30

Following is a summary of the status of fixed options outstanding at April 30, 2005:

	Outstanding Options	Exercisable Options

Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$.30–$.75	250,000	1 years	$0.48
$0.75	100,000	2 years	0.75

The range of exercise prices for the performance based options outstanding at April 30, 2005, is $0.30–$0.75 with a weighted average contractual life of 1.28 years. The company estimates that based on its current market condition  at July 31, 2005, approximately 0% of such options will eventually vest.

F46

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

9.

Comprehensive Loss

The single component of other comprehensive loss is foreign exchange translation gains.  Due to the availability of net operating losses, there is no tax effect associated with the component of other comprehensive loss.

10.

Contingencies

In the opinion of management, there are no matters requiring recognition or disclosure as a loss contingency in accordance with Statement of Financial Standards No. 5, Accounting for Contingencies.

11.

Foreign Currency Exchange and Translation

The functional currency of the Company is the U.S. dollar.  The Company, prior to the fiscal year ended April 30, 2001, also had a Canadian dollar bank account it used for some operations.  For reporting purposes, the financial statements are presented in U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation.  The balance sheet is translated into U.S. dollars at the exchange rates prevailing at the balance sheet date and the statement of operations and cash flows at the average rates for the relevant periods.

12.

Going Concern

To date the Company has had limited sales due to the early stage of its efforts to transition into the marketing of its internet resources.  Consequently, the Company has incurred recurring losses from operations. These factors, as well as the risks associated with raising capital through the issuance of equity and/or debt securities creates uncertainty as to the Company's ability to continue as a going concern.

The Company's plans to address its going concern issues include:

*	Increasing sales of its products through national distribution channels and through direct marketing to consumers;
*	Raising capital through the sale of debt and/or equity securities; and,
*	Settling outstanding debts and accounts payable, when available, through the issuance of debt and/or equity securities.

There can be no assurance that the Company will be successful in its efforts to increase sales, issue debt and/or equity securities for cash or as payment for outstanding obligations.

Capital raising efforts may be influenced by factors outside of the control of the Company, including, but not limited to, capital market conditions. During the year ended April 30, 2005 the Company borrowed cash and retired outstanding obligations through the issuance of equity and debt/equity securities totaling $ 190,961 in the aggregate. Of this amount, $98,759 of equity and were issued to pay past due creditors.

The Company is in various stages of finalizing implementation strategies on a number of products and is actively attempting to market its products nationally in Vietnam. As a result of capital constraints it is uncertain when it will be able to start its websites to utilize the available licenses.

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

July 31, 2005

Stock Issuances

None.

F47

Exhibit 3.1

ARTICLES OF INCORPORATION

OF

INTERACTIVE PROCESSING,  INC.

  .

KNOW ALL MEN BY THESE PRESENTS

             That we, the undersigned, have this day voluntarily associate ourselves together for the purpose o£ forming a corporation under and pursuant to the laws of the State of Nevada, and we do hereby certify  that: .

ARTICLE I - NAME:   The exact name of this Corporation is:

                                      Interactive Processing, Inc.

ARTICLE II- RESIDENT AGENT:

The Resident Agent of the Corporation is Max C. Tanner, Esq. The Law Offices of Max L. Tanner, 2950 East Flamingo Road Suite G, Las Vegas Nevada 89121.

ARTICLE  III- DURATION: The Corporation shall have perpetual existence.

ARTICLE IV - PURPOSES:  The purpose, object and nature of the business for which this Corporation is organized are:

                             (a)       To encage in any lawful activity;

                             (b)       To carry on such business as may be necessary, convenient, or desirable to   accomplish the above purposes, and to do all other things incidental thereto which are not forbidden by law or by these Articles of Incorporation.

ARTICLE V - POWERS:  The powers of the Corporation shall be those powers granted by 78.050 and 78.070 of the Nevada   Revised Statutes under which this corporation is formed. In addition, the Corporation shall have the following specific powers:

                              (a)

To elect or appoint  officers and agents of the Corporation and to fix their compensation;

                              (b)  To act as an agent for any individual, association, partnership, corporation or other legal entity;

                              (c)

To receive, acquire, hold, exercise rights arising out of the ownership or possession thereof, sell; or otherwise dispose- of shares or other interests in, or obligations of, individuals, associations, partnerships,  corporations, or- governments;

                              (d)

To receive, acquire, hold, pledge, transfer, or otherwise of shares of the corporation, but such shares may only be purchased, directly or indirectly, out of earned surplus;

                              (e)

To make gifts or contributions for the public welfare or for charitable, scientific or educational purposes,  and in time of war, to make donations in aid of war activities.

ARTICLE VI - CAPITAL STOCK:

            Section l . Authorized Shares. The total number of shares which this Corporation is authorized to issue is 25,000,000 shares of        Common Stock at $.001 par value per share.

            Section 2, Voting Rights of Shareholders.  Each holder of the Common Stock shall be entitled to one vote for each share of stock standing in his name on the books of the Corporation.

            Section 3. Consideration for Shares  The Common Stock shall be issued for such consideration, as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fu1ly paid stock and shall be non-assessable. The Articles shall not be amended in this particular.

            Section 4. Pre-emptive Rights. Except as may otherwise be provided by the Board of Directors, no holder of any shares of the stock of the Corporation, shall have army preemptive right to purchase, subscribe for, or otherwise acquire any shares of  stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants on other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares.

           Section. 5. Stock Rights and Options.

The Corporation shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such times and prices as the Board of Directors may provide, which. terms and conditions shall be incorporated in an instrument or instruments evidencing such rights. In the absence of fraud, the judgment of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof salt be conclusive.

ARTICLE VII - ASSESSMENT OF STOCK: The capital stock of this Corporation, after the amount of the subscription price has been fully paid in, shall not be assessable, for any purpose, and no stock issued as fully paid up shall ever, be assessable or assessed. The holders of such stock shall not be individually responsible for the debts, contracts, or liabilities of the Corporation and shall not be liable for assessments to restore impairments in the capital of the Corporation.

ARTICLE VIII - DIRECTORS: For the management of the business, and. nor the conduct of the affairs of the Corporation, and for the future definition, limitation, and regulation of the powers of the Corporation and its directors and shareholders, it is further provided:

             Section 1. Size of the Board. The members of the governing board of the Corporation shall be styled directors. The number of. directors of the Corporation, their qualifications, terms of office, manner of election, time and place of meeting, and powers and duties shall be such as are prescribed by statute and. in the by-laws of the Corporation. The name and post office address of the directors constituting the first board of directors, which shall be one (1) in number are:

 NAME

                               ADDRESS

                            MAX C. TANNER

     2950 East Flamingo, Suite G

                                                          Las Vegas, Nevada 89321

Section 2. Powers of Board.  In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board Directors is expressly authorized and empowered;

                        (a) To make, alter, amend, and repeal, the By-Laws subject to the power of the shareholders to alter or repeal the. By-Laws. made by the Board. of Directors.

                        (b) Subject to the applicable provisions of the ByLaws then in effect, to. determine, from time, whether and to what extent, and at what times and places, and under what conditions and ,regulations, the accounts and books of the Corporation, or any of them, shall be open to shareholder inspection. No shareholder shall. have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board of. Directors or of the shareholders of the Corporation;

                          (c) To issue stock of the Corporation for money, property, services rendered, labor performed, cash advanced, acquisitions for other corporations or for any other assets of value in accordance with the action of the board of directors without vote or consent of the shareholders and  the judgment of the board of directors as to value received and in return therefore shall be conclusive and said stock, when issued, shall be fully-paid, and non-assessable.

                          (d) To authorize and issue, without shareholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, at its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including after acquired property;

                          (e) To determine whether any and if so, what part, of the

earned surplus of the Corporation shall be paid dividends to the shareholders, and to direct and determine other use and disposition any such earned surplus;

                          (f) To fix from time to time, the amount of the profits of the Corporation. to be reserved as working capital for any other lawful purpose;

                          (g) To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participations.

                          (h) To designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of  two or more directors, which, to the extent permitted by law and authorized by the resolution of  the By-Laws, shall have and may exercise the powers of the Board;

                          (i) To provide or the reasonable compensation of its own members by By-Law, and to fix the terms and conditions upon which such compensation. will be paid;

                          (j) In addition to the powers and authority herein before, or by statute, expressly conferred upon it,  the Board of Directors. may exercise all such powers and, do all such acts and. things as may be exercised or doe by the corporation, subject, nevertheless, to the provisions of the laws of the State of Nevada, of these Articles of Incorporation, and of the By-Laws of the Corporation.

Section 3. Interested Directors.  No contract or transaction between this Corporation and any of its directors, or between This Corporation and any other corporation firm, association, or other local entity shall be invalidated by reason of the fact that the director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the  Board of Directors which acted upon or is reference to such contract or transaction, or because he participated in such action, provided that; (1) the interest of each such director shall haven been disclosed to or known by the Board and a disinterested majority of the Board shall have nonetheless ratified and approved such contract or transaction (such- interested director or directors may be counted in determining whether quorum is present for the meeting at which such ratification or approval is given ); 1 or (2) the conditions of N.R.S. 78.140 are met.

ARTICLE IX - LIMITATION OF LIABILITY OFFICERS OR DIRECTORS: The personal liability of a director or officer of the corporation to the corporation or the Shareholders for damages for breach of fiduciary duty as a director or officer shall be limited to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.

ARTICLE X – Indemnification: Each director and. each officer of the corporation may he indemnified by the corporation as follows:

                 (a)

The Corporation may indemnify anyone who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit  or proceeding whether civil, criminal, administrative or investigative (ether than an action by or in the right of the corporation) ,. by reason of the 'act that, he is or was a director, officer, employee, or agent of the corporation, or is or was serving an the request of the corporation. as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or orbs= enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and. reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable, cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction or- upon a plea of  nolo contendere or its equivalent, does not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful .

                 (b)

The corporation may indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses including amounts paid in settlement and attorney's fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from: to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                   (c)

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsections (a) and (b) of this Article, or in defense o-any clam, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's ,fees, actually and reasonably incurred by him: in connection with the defense.

                    (d)

Any indemnification under subsections (a) and (b) unless ordered. by a court or advanced pursuant to    subsection (e), must be. made. by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer employee or agent. is proper in the circumstances. The determination must be made;

                               (i)

By the stockholders;

                               (ii)

By the board of directors by majority vote of a quorum consisting of directors   who were not parties to the act, suit or proceeding;

                              (iii)

If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion or;

                               (iv)

If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(e)  Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers; may be entitled under any contract or otherwise by law.

                         (f)

The indemnification and advancement of expenses authorized is or ordered by a court pursuant  to this section:

                                    (i)

Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders; or disinterested directors or otherwise, for either an action in his official capacity or an action in. another capacity while holding his office, except. chat indemnification, unless ordered by a court pursuant to subsection (b) or for the advancement of expenses made pursuant to subsection (e) may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct fraud or a knowing violation of the law and was material to the cause of action..

                                   (ii)

Continues for a person who has, ceased to be a director, officer, employee or agent and inures to the benefit the heirs, executors and administrators of such a person.

ARTICLE XI - PLACE OF MEETING; CORPORATE BOOKS:  Subject to the laws of the State of Nevada, the shareholders and the Directors shall have power to hold their meetings, and the Directors shall have power to have an office or offices and to maintain the books of the Corporation outside the State of Nevada, at such place or places as may from time to time be designated in the By-Laws or by appropriate resolution .

ARTICLE XIII  - AMENDMENT OF ARTICLES The provisions of these Articles of  Incorporation may be amended, altered or repealed from time to time to the extent and in the manner prescribed by such laws of the State of Nevada, and additional provisions authorized by such laws as are then in force may be added. All rights herein conferred on the directors,  officers and shareholders are granted subject to this reservation.

ARTI CLE XIII - INCORPORATOR :

The name and address of the sole incorporator signing these Articles of  Incorporation is as to follows

             NAME                                                    POST OFFICE ADDRESS

1.

Max C. Tanner

                                    2550 East- Flamingo Road, Suite G

                                                 Las Vegas, Nevada  89121

#

CERTIFICATE OF ACCEPTANCE

OF APPOINTMENT BY RESIDENT AGENT

IN THE MATTER OF' INTERACTIVE PROCESSING, INC.

      We, The Law Offices of Max C. Tanner, do hereby certify that on the 15th day of September, 1995, we accepted the appointment as Resident Agent of the above-entitled corporation in accordance with          Sec. 78.090, NRS 1957.

Furthermore, that the principal office in this state is located at The Law Offices of Max C. Tanner, 2950 East Flamingo Road, Suite G, City of Las Vegas 89121, County of Clark, State of Nevada.

IN WITNESS WHEREOF, I have hereunto set. my hand this 15th day of September, 1995.

                                                                                                 THE LAW OFFICES OF MAX C. TANNER

                                                                                                By:  __________________________________

                                                                                                        Max C. Tanner, Esq.

                                                                                                        Resident Agent

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

FOR

INTERACTIVE PROCESSING, INC.

We, the undersigned President and Secretary of Interactive Processing, Inc. do hereby certify pursuant to NRS 78.395 and 78.390.

That the Board of Directors of said Corporation unanimously agreed at a meeting duly convened, held on the 1st day of May, 1996 to adopt a resolution to amend the original article as follows; which amendment was also approved by a majority of the shareholders in a written consent in lieu of a Special Meeting, there being 3,819,000 shares authorized to vote and 2,895,000 shares having voted in favor of the amended articles,

Article VI is hereby amended to read as follows:

Section 1. Authorized Shares The total number of shares which this Corporation is authorized to issue is 25,000,000 shares of Common Stock at $.001 par value per share.

                  (a)

The total number of shares of Common Stock which this Corporation is authorized to issue is 20,000,000 shares at $.001 par value per share.

                  (b)

The total number of shares of Preferred Stock which this Corporation is authorized to issue is 5,000,000 shares at $.001 par value per sharp, which Preferred Stock may contain special preferences as determined by the Board of Directors of the

                           Corporation, including, but not limited to, the bearing of interest and convertibility into shares of Common Stock of the Corporation.

                                                                                                      _______________________________

                                                                Keith Balderson

                                                                                                       _______________________________

                                                                                                       Mont Tanner, Secretary/Treasurer

CERTIFICATE OF AMENDMENT OF AR'T'ICLES OF INCORPORATION

OF

INTERACTIVE PROCESSING, INC.

We, the undersigned president and Secretary of Interactive Processing, Inc., do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened, held on the 22nd day of February, 1999, adopted a resolution to amend the original articles as follows:

                           Article 1 is hereby amended to read as follows:

ARTICLE I

CORPORATE  NAME

The name of the corporation is worldtradeshow.com, Inc. (the "Corporation").

That the corporation desires to provide notice that its Board of Directors at a meeting duly convened, hold on the 22nd day of February, 1999, adopted 1-for-100 reverse stock split on the outstanding shares of Common Stock to be implemented March 1, 1999; and

The dumber of shares of the corporation outstanding and entitled to vote on the name change amendment to the Articles of Incorporation is 14,219,893; that the said change and amendment have been consented to and approved by a majority of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon,

                                                                                                          _______________________________

                                                                                                          Sheldon Silverman, President

Exhibit 4.1

10.1 Business.com.vn MOU

MEMORANDUM OF UNDERSTANDING (MOU)

This MOU is signed by:

Party A: WorldTradeShow.com, Inc. (WTSW)

3665 Ruffin Road, Suite 225, San Diego, California, U.S.A.

Tel: (858) 292-9637, Fax: (858) 292-9641

Party B: BUSINESS.com.VN Co., Ltd. (BizVN)

Quang Trung Software City, Hall 5, District 12, Ho Chi Minh City, Vietnam

Tel: (84.8) 715-5158 Fax: (84.8) 715-5164

Under the result of working day dated May 6th, 2003, the two parties have agreed to work cooperatively as strategic partners in marketing Vietnamese enterprises via the Internet to Asia primarily. In return, the parties desire to have a revenue sharing partnership.

Vietnam with a population of over 80 million people is the fastest growing economy in the world with a 7% increase on their GDP in 2002. In June of 2001, Vietnam signed the Bilateral Trade Agreement with the United States to expand business opportunities for both countries, then Decree No. 33/2002/QD-TTg dated February 08, 2002 by Vietnam’s Prime Minister was approved to begin implementing Vietnam Internet development plan for the 2001-2005. Both of these significant events marked the beginning of great economic opportunities for Business.com.VN Co., Ltd. and WorldTradeShow.com, Inc. to participate and capitalize in the countries’ growth for online business tradeshows marketing.

Party B:

BizVN is developing an exclusive e-commerce Global Business platform to promote, market and sell products and services of qualified Vietnamese companies. The company is currently working with the Vietnamese Government to produce a comprehensive directory portal listing various companies throughout Vietnam. The Business.com.VN website provides value added online services to these Vietnamese enterprises in order to showcase their businesses. In addition, they will be marketed in more than 1000 Internet Cafés throughout Viet Nam and worldwide via links to/from the WTSW website, CD-ROM and periodicals. BizVN will generate revenue from recurring sponsorship from businesses posting their advertisements. BizVN desires to have a revenue sharing partnership with WTSW.

Party A:

WTSW will establish a “Vietnam Virtual TradeShow 2004” e-commerce Website in conjunction with BizVN, which posts all related travel/tourism and export/import Vietnamese associations, to introduce their products and services on the Virtual WorldTradeShow Fair for Vietnam. It will run continually to present Vietnamese products and services. BizVN agrees to allow WTSW to make a reciprocal link with its primary Vietnamese website. WTSW desires to have a revenue sharing partnership with BizVN through online advertising and marketing services for its Vietnamese customers.

_______________________________                                         _______________________________

Mr. Sheldon Silverman (Party A)                                                 Mr. Trung Vuong, Director (Party B)

CEO Vice-President

Quang Trung Software City, Hall 5, District 12, Ho Chi Minh City, Vietnam

Tel: (84.8) 715-5158 Fax: (84.8) 715-5164 Internet:

Exhibit 10.2 Hotels.com vn Marketing Agreement

HOTELS.com.VN and WorldTradeShow.com, Inc.

Marketing Licensing Agreement

This Marketing Licensing Agreement made and entered into between BUSINESS.com.VN, a Vietnam corporation established under Vietnam law, (hereinafter called Licensor), having its principle office at Quang Trung Software City, Hall 5, Dist. 12, Ho Chi Minh City, Vietnam and WorldTradeShow.com, Inc., a for-profit corporation organized under the laws of Nevada (hereinafter called Licensee), having its principle office at 3665 Ruffin Rd. Suite 225, San Diego, CA, USA 92123

Witnesseth that:

1.       whereas, Licensor has the right to grant licenses under the licensed patent rights (as hereinafter defined ), and wishes to have the inventions covered by the licensed patent rights in the public interest; and

2.       whereas, Licensee wishes to obtain a license under the licensed patent rights upon the terms & conditions hereinafter set forth:

Now, therefore, in consideration of the premises and the faithful performance of the covenants herein contained it is agreed as follows:

ARTICLE I - DEFINITIONS

For the purpose of this agreement, the following definitions shall apply:

1. Licensed Rights:  Shall mean:

a.         Worldwide marketing rights to HOTELS.com.VN (both online and offline)

b.         Any and all improvements developed by Licensor, whether patentable or not, relating to the Licensed Rights, which Licensor may now or may hereafter develop, own or control.

c.         Any or all patents, which may issue on patent rights and improvements thereof, developed by Licensor and any and all divisions, continuations, continuations-in-part, reissues and extensions of such patents.

2.     Product(s):  Shall mean any materials including plants and/or seeds, compositions, techniques, devices, methods or inventions relating to or based on the Licensed Rights, developed on the date of this agreement or in the future.

3.      Gross Sales: Shall mean total 5% (Currency – USD or Vietnamese Dong equal to 5%) value(s) based on the License rights.

4.      Confidential Proprietary Information:   Shall mean with respect to any Party all scientific, business or financial information relating to such Party, its subsidiaries or affiliates or their respective businesses, except when such information:

a.           Becomes known to the other Party prior to receipt from such first Party;

b.           Becomes publicly known through sources other than such first Party;

c.           Is lawfully received by such other Party from a party other than the first Party; or

d.           Is approved for release by written authorization from such first Party.

5.      Exclusive License:  Shall mean a license, including the right to sublicense, whereby Licensee’s rights are sole and entire and operate to exclude all others, including Licensor and its affiliates except as otherwise expressly provided herein.

6.      Know-how:  Shall mean any and all technical data, information, materials, trade secrets, technology, formulas, processes, and ideas, including any improvements thereto, in any form in which the foregoing may exist, now owned or co-owned by or exclusively, semi-exclusively or non-exclusively licensed to any party prior to the date of this Agreement or hereafter acquired by any party during the term of this agreement.

7.       Intellectual Property Rights: Shall mean any and all inventions, materials, Know-how, trade secrets, technology, formulas, processes, ideas or other discoveries conceived or reduced to practices, whether patentable or not.

8.       Royalty (ies): Shall mean revenues received in the form of cash and/or equity from holdings from Licensees as a result of licensing and using, selling, making, having made, sublicensing or leasing of Licensed Rights.

ARTICLE II- GRANT OF EXCLUSIVE LICENSE

1.       Licensor hereby grants to Licensee the exclusive (worldwide, option) license with the right to sublicense others, to make, have made, use, sell and lease the Products described in the Licensed Rights.

2.       Licensor retains the right to continue to use Licensed Rights in any way for non-commercial purposes.

ARTICLE III- LICENSE PAYMENTS

1.       Initial payment and royalty rate. For the licensed herein granted:

a.         Licensor shall pay an earned commission of 10 percent (10%) of Licensee’s Gross Sales and to be split fifty percent (50%) an equal amount of commission with the Licensee

2.      Sublicenses. The granting and terms of all sublicenses is entirely at Licensee’s discretion provided that all sublicenses shall be subjected to the terms and conditions of this agreement.

3.       Minimum royalty: Licensee will pay Licensor, when submitting their royalty report a minimum of $150,000 for year 2004 and $300,000 for year 2005.

4.       When a sale is made: A sale of Licensed Rights shall be regarded as being made upon payment for Products made using Licensed Rights.

5.      Payments: All sums payable to Licensee hereunder shall be paid to Licensor in Vietnam and in the currency of Vietnamese Dong or U.S. dollars.

6.       Interest: In the event any royalties are not paid as specified herein, then a compound interest of eighteen percent (18%) shall be due in addition to the royalties accrued for the period of default.

ARTICLE IV - REPORTS, BOOKS AND RECORDS

1.      Reports. Within thirty (30) days after the end of the calendar quarter annual period during which this agreement shall be executed and delivered within thirty (30) days after the end of each following quarter annual period, Licensee shall make a written report to Licensor setting forth the Gross Sales of Licensed Rights sold, leased or used by Licensee and total sublicensing receipts during the quarter annual period. If there are no Gross Sales or sublicensing receipts, a statement to that effect be made by Licensee to Licensor. At the time each report is made, Licensee shall pay to Licensor the royalties or other payments shown by such report to the payable hereunder.

2.      Books and records. Licensee shall keep books and records in such     reasonable detail as will permit the reports provided for in Paragraph 1. hereof to be determined.  Licensee further agrees to permit such books and reports to be inspected and audited by a representative or representatives of Licensor to the extent necessary to verify the reports provided for in paragraph 1. hereof; provided, however, that such representative or representatives shall indicate to Licensor only whether the reports and royalty paid are correct, if not, the reasons why not.

ARTICLE V - MARKING

Licensee agrees to mark or have marked all Products made, used or leased by it or its sublicensees under the Licensed Rights, if and to the extent such markings shall be practical, with such patent markings as shall be desirable or required by applicable patent laws.

ARTICLE VI - DILIGENCE

1.      Licensee shall use its best efforts to bring Licensed Rights to market through a thorough, vigorous and diligent program and to continue active, diligent marketing efforts throughout the life of this agreement.

2.      Licensee shall deliver to Licensor on or before May 1, 2004, a business plan for development of Licensed Rights, which includes number and kind of personnel involved, time budgeted and planned for each phase of development and other items as appropriate for the development of the Licensed Rights. Quarterly reports describing progress toward meeting the objectives of the business plan shall be provided.

3.      Licensee shall permit an in-house inspection of Licensee facilities by Licensor on an annual basis beginning at August 1, 2004 .

4.      Licensee failure to perform in accordance with either paragraph 1, 2 or 3.of this ARTICLE VI shall be grounds for Licensor to terminate this agreement.

ARTICLE VII - IRREVOCABLE JUDGMENT WITH RESPECT TO VALIDITY OF PATENTS

If a judgment or decree shall be entered in any proceeding in which the validity or infringement of any claim of any patent under which the License is granted hereunder shall be in issue, which judgment or decree shall become not further reviewable though the exhaustion of all permissible applications for rehearing or review by a superior tribunal, or through the expiration of the time permitted for such application, (such a judgment or decree being hereinafter referred to as an irrevocable judgment) the construction placed on any such claim by such  irrevocable judgment shall thereafter be followed not only as to such claim, but also as to all claims to which such instruction applies, with respect to acts occurring thereafter and if an irrevocable judgment shall hold any claim invalid, Licensee shall be relived thereafter from including in its reports hereunder that portion of the royalties due under ARTICLE III payable only because of such claim or any broader claim to which such irrevocable judgment shall be applicable, and from the performance of any other acts required by this agreement only because of any such claims.

ARTICLE VIII - TERMINATION OR CONVERSION TO NON-EXCLUSIVE LICENSE

1.      Termination by Licensee.

Option of Licensee:  Licensee may terminate the license granted by this agreement, provided Licensee shall not be in default hereunder, by giving Licensor ninety (90) days notice to its intention to do so. If such notice shall be given, then upon the expiration of such ninety (90) days the termination shall become effective; but such termination shall not operate to relieve Licensee from its obligation to pay royalties or to satisfy any other obligations, accrued hereunder prior to the date of such termination.

2.     Termination by Licensor.

Option of Licensor:  Licensor may, at its option, terminate this agreement by written notice to Licensee in case of:

a.         Default in the payment of any royalties required to be paid by Licensee to Licensor hereunder

b.         Default in the making of any reports required hereunder and such default shall continue for a period of thirty (30) days after Licensor shall have given to Licensee a written notice of such default.

c.         Default in the performance of any other material obligation contained in this agreement on the part of Licensee to be performed and such default shall continue for a period of thirty (30) days after Licensor shall have given to Licensee written notice of such default.

d.         Adjudication that Licensee is bankrupt or insolvent.

e.         The filling by Licensee of a petition of bankruptcy, or a petition or answer seeking reorganization, readjustment or rearrangement of its business or affairs under any law or governmental regulation relating to bankruptcy or insolvency.

f.          The appointment of a receiver of the business or for all or substantially all of the property of Licensee; or the making by Licensee of assignment or an attempted assignment for the benefit of its creditors; or the institution by Licensee of any proceedings for the liquidation or winding up of its business or affairs.

3       Effect of termination.

Termination of this agreement shall not in any way operate to impair or destroy any of Licensee’s or Licensor’s right  or remedies, either at law  or in equity, or to relieve Licensee of any of its obligations to pay royalties or to comply with any other of the obligations hereunder, accrued prior to the effective date of termination.

4.     Effect of delay, etc.

Failure or delay by Licensor to exercise its rights of termination hereunder by reason of any default by Licensee in carrying out any obligation imposed upon it by this agreement shall not operate to prejudice Licensor’s right of termination for any other subsequent default by Licensee.

5.      Option of Licensee to convert to non-exclusive license.

Licensee shall have the right to convert this License at the same royalty rate as for the exclusive Licensee, without right to sublicense and minimum royalties under ARTICLE III, Paragraph 3. shall not be due  thereafter.

6.      Return of Licensed Rights.

Upon termination of this agreement, all of the Licensed Rights shall be returned to Licensor. In the event of termination of the agreement by Licensee or said conversion of the agreement by Licensee, Licensee shall grant to Licensor a non-exclusive, royalty- free License, with right to sublicense, to manufacture, use and sell improvements including all known-how to Licensed Rights made by Licensee during the period of this agreement prior to the termination or conversion, to the extent that such improvements are dominated by or derived from the Licensed Rights.

ARTICLE IX – TERM

Unless previously terminated as hereinbefore provided, the term of this Agreement shall be from and after the date hereof until the expiration of the last to expire of the licensed issued patents or patents to issue under the Licensed Rights under ARTICLE I.  Licensee shall not be required to pay royalties due only by reason of its use, sale, licensing, lease or sublicensing under issued patents licensed by this Agreement that have expired or been held to be invalid by an Irrevocable Judgment, where there are no other of such issued patents valid and unexpired covering the Licensee’s use, sale, licensing, lease or sublicensing; provided, however, that such non-payment of royalties shall not extend to royalty payments already made to Licensor more than six (6) months prior to Licensee’s discovery of expiration or an Irrevocable Judgment.

ARTICLE X - PATENT LITIGATION

1.      Initiation. In the event that Licensor advises Licensee in writing of a substantial infringement of the patents/copyrights included in the Licensed Rights, Licensee may, but is not obligated to, bring suit or suits through attorneys of Licensee’s selection with respect to such infringement. In the event Licensee fails to defend any declaratory judgment action brought against any patent or patents of the Licensed Rights, Licensor on written notice to Licensee may terminate the License as to the particular patent or patents involved in such declaratory judgment action.

2.      Expenses and proceeds of litigation.  Where a suit or suits have been brought by Licensee, Licensee shall maintain the litigation at its own expense and shall keep any judgments and awards arising from these suits expecting that portion of the judgments attributable to royalties from the infringer shall be divided equally between Licensor and Licensee after deducting any and all expenses of such suits; provided, however, Licensor shall not be entitled to receive more under this provision than if the infringer had been licensed by Licensee.

3.      Licensor’s right to sue.  If Licensee shall fail to commence suit on an infringement hereunder within one (1) year after the receipt of Licensor’s written request to do so. Licensor in protection of its reversionary rights shall have the right to bring and prosecute such suits at its cost and expense through attorneys of its selection, in its own name, and all sums received or recovered by Licensor in or by reason of such suits shall be retained by Licensor; provided, however no more than one lawsuit at a time shall commence in any such country.

ARTICLE XI – PATENT FILINGS AND PROSECUTING

1.

Licensee shall pay future costs of the prosecution of the patent applications pending as set forth in ARTICLE I, Paragraph 2. which are reasonably necessary to obtain a patent. Furthermore, Licensee will pay for the costs of filling, prosecuting and maintaining foreign counterpart applications to such pending patent applications, such foreign applications to be filed within ten (10) months prior to filing date of the corresponding country, Vietnam, patent applications.

2.

Licensor shall own improvements by the inventors. License shall pay future costs of preparation, filing, prosecuting and maintenance of patents and applications on patentable improvements made by inventors, however, in the event that Licensee refuses to file patent applications on such patentable improvements in Vietnam and selected foreign countries when requested by Licensor, the rights to such patentable improvements for said countries shall be returned to Licensor.

3.

Preparation and maintenance of patent applications and patents undertaken at Licensee’s cost shall be performed by patent attorneys selected by Licensor; and due diligence and care shall be used in preparing, filing, prosecuting, and maintaining such applications on patentable subject matter. Both parties shall review and approve any and all patent related documents.

4.

Licensee shall have the right to, on thirty (30) days written notice to Licensor, discontinue payment of its share of the prosecution and/or maintenance costs of any of said patent applications. Upon receipt of such written notice, Licensor shall have the right to continue such prosecution and/or maintenance on its own name at its own expense in which event the License shall be automatically terminated as to the subject matter claimed in said patents and/or applications.

5.

Notwithstanding the aforegoing paragraph of this ARTICLE XI, Licensee’s obligations under such paragraphs shall continue only so long as Licensee continues to have an Exclusive License under the Licensed Rights and, in the event of conversion of the License to non-exclusive in accordance with ARTICLE VIII, paragraph 1. (b), after the date of such conversion:

a.

The costs of such thereafter preparation, filing, prosecuting and maintaining of said Licensed patents and patent applications shall be the responsibility of Licensor, provided such payments are at the sole discretion of the Licensor; and

b.

Licensee shall have a non-exclusive License without right to sublicense under those of such patents and applications under which Licensee had an Exclusive License prior to the conversion.

ARTICLE XII - NOTICES, ASSIGNEES

1.       Notices. Notices and payments required hereunder shall be deemed properly given if duly sent by first class mail and addressed to the parties at the addresses set forth above. The parties hereto will keep each other advised of address changes.

2.      Assignees, etc.  This Agreement shall be binding upon and shall inure to the benefit of the assigns of Licensor and upon and to the benefit of the successors of the entire business of Licensor, but neither this agreement nor any of the benefits thereof nor any rights thereunder shall, directly or indirectly, without the prior written consent of Licensor, be assigned, divided, or shared by the Licensor to or with any other party or parties (except a successor of the entire business of the Licensor).

ARTICLE XIII - MISCELLANEOUS

1.

This agreement is executed and delivered in Vietnam and shall be constructed in accordance with the laws of the Government of Vietnam.

2.      No other understanding. This agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges all prior discussions between them.

3.      No representations or warranties regarding patents of third parties. No representations or warranty is made by Licensor that the Licensed Rights manufactured, used, sold or leased under the Exclusive License granted herein is or will be free of claims of infringement of patent rights of any other person or persons. The Licensor warrants that it has title to the Licensed Rights from the inventors.

4.      Indemnity.   Licensee shall indemnify, hold harmless, and defend Licensor and its trustees, officers, employees and agents against any and all allegations and actions for death, illness, personal injury, property damage, and improper business practices arising out of the use of the Licensed Rights.

5.

Insurance. During the term of this agreement, Licensee may, maintain the following insurance coverage:

a.

Commercial general liability with a limit of no less than one million dollars ($1,000,000, option) each occurrence. Such insurance shall be written on a standard ISO occurrence form or substitute form providing equivalent coverage.

b.

Professional liability of no less than one million dollars ($1,000,000, option) each occurrence.

c.

Worker’s compensation consistent with statutory requirements. Certificates of insurance shall be provided to Licensor upon request and shall include the provision for 30-day notification to the certificate holder of any cancellation or material alteration in the coverage.

6.      Advertising.  Licensee agrees that Licensee may not use in any way the name of Licensor    or any logotypes or symbols associated with Licensor or the names of any researchers without the express written permission of Licensor.

7.      Confidentiality. The parties agree to maintain discussions and proprietary information revealed pursuant to this agreement in confidence, to disclose them only to persons within their respective organizations having a need to know, and to furnish assurances to the other party that such persons understand this duty on confidentiality.

8.      Disclaimer of Warranty.  Licensed Rights is experimental in nature and it is provided WITHOUT WARRANTY OR REPRESENTATIONS OF ANY SORT, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE OF NON-INFRINGEMENT. Licensor makes no representations and provides no warranty that the use of the Licensed Rights will not infringe any patent or proprietary rights of third parties.

In witness whereof, the parties hereto have caused this agreement to be executed by their duly authorized representatives.

The effective date of this agreement is February 10, 2004.

Licensor ____________________________

Name: ______________________________

Title: _______________________________

Licensee ___________________________

Name:______________________________

Title: _______________________________

Exhibit 10.3 Hotels Extension Agreement

Dated, February 8th 2005

To:

Business.com.VN

Quang Trung Software City,

Hall 5, Dist. 12,

Ho Chi Mihn City, Vietnam

Re: Extension between WorldTradeShow.com, Inc. and Business.com.vn

Attention:  Mr. Bui Nghi, Director

Dear Mr. Bui Nghi,

Business.com.vn and WorldTradeShow.com, Inc. hereby agree to the following extension:

From February 10th 2005 to February 10th 2007

Business.com.vn accepts these terms in consideration of its being granted the privilege to elect to receive a promissory note and/or WorldTradeShow.com, Inc. stock upon the Form 10 going effective from the SEC.  The total amounts of either are to be established at the time of Business.com.vn election as described above.

____________________________

___________________________

Mr. Bui Nghi

Sheldon Silverman

Director

CEO

Business.com.vn

WorldTradeShow.com, Inc.

3665 Ruffin Rd., Suite 225 San Diego, CA 92123 – USA

Tel: (858) 292-9637   Fax: (858) 292-9641   Toll-free:  1-888-566-WTSW

Email:  Info@WorldTradeShow.com  Web: www.WorldTradeShow.com

Extension 10.4  Hi-Tek Reservation Agreement

INTERNET SOFTWARE

LICENSE AGREEMENT

This Agreement is dated this      14th    day of     January   , 2003 and is made between

WORLDTRADESHOW.COM, INC.  (Licensee)

3665 RUFFIN ROAD, SUITE 225

SAN DIEGO, CA 92123

and

HI-TEK, INC. (Licensor)

3665 RUFFIN ROAD, SUITE 115

SAN DIEGO, CA 92123

Version HI-TEKRES 1.1

License:  Hi-Tek, Inc. (Licensor) grants WorldTradeShow.com, Inc. (Licensee) a restricted three (3) years license for a fee of $275,000 USD or 27.5 Million shares of its stocks at $0.01/share (as of January 14, 2003) to use the HI-TEK RES Online Internet Hotel Room Booking Engine v. 1.1 (the “Software”) on its website as specified in the terms of this agreement.

The Software was designed and developed by Licensor to facilitate the process of customers worldwide to make real time online room reservations for various hotels directly on the WorldTradeShow.com website. The e-commerce software contains a highly sophisticated proprietary program coded especially by Licensor using the latest in JSP technology.

3665 Ruffin Road, Suite 115   San Diego, CA  92123   Tel:  (858) 571-8431   Fax:  (858) 571-8497   Internet:  HI-TEK.com

Licensee is permitted to:

1.  Use the Software only on its WorldTradeShow.com website.

Transfer:  Licensor permits Licensee the opportunity to transfer ownership of this license to another party, if the receiving party agrees to the terms of this agreement and Licensee retains no copies of the Software and accompanying documentation. Transfer of the license terminates Licensee’s rights to use the Software.

Updates:  Licensor will notify Licensee of updates to the Software when available.  Licensee will have opportunity to purchase updates as desired.

Restrictions:  The Licensee is not permitted to:

1.  Sublicense the Software.

2.  Copy for multiple back up, reverse engineer, decompile, or disassemble the Software.

3.  Rent, lease, loan or sell this Software such any time.

4.  Remove the copyright notice from the Software.

Ownership and Copyright of Software:  The Software is owned by Licensor and is copyrighted and is protected by United States copyright laws and international treaty provisions.  Licensee agrees to prevent any unauthorized copying of the Software.  The content within the website is the property of the Licensee.

Warranty:  Licensor warrants that the e-commerce Software is free from defects and functions properly under normal use for a period of thirty (30) days from date of delivery.  If the Software is found defective, Licensor will fix and replace the Software without charge.  This warranty is void if the defect has resulted from accident, abuse, or misapplication.

Disclaimer:  Except as provided above, the Software is provided “AS IS” without warranty of any kind.

Limitation of Liability:  The above warranties are the only warranties of any kind, either expressed or implied, including warranties of merchant-ability or fitness for any particular purpose.  Neither Licensor nor its vendors shall be liable for any loss of profits, loss of use, interruption of business, nor for indirect, special, incidental, or consequential damages of any kind whether under this agreement or otherwise.

Audit:  Licensor reserves the right to conduct or have conducted audits to verify your compliance with this agreement.

Termination of this License:  Licensor may terminate this license at anytime Licensee is in breach of any of its terms or conditions (including any payments due which is not paid in full to Licensor).  Upon termination, Licensee will have to de-activate the Software and return all copies of the Software on media to Licensor along with any archival copies that were made; and non-refundable shall be made of any kind.

Total License Fee:  The Software license fee for using this product until January 14, 2006 is $275,000 USD or 27.5 Million shares.

Applicable Laws:   This agreement is governed by the laws of the state of California and the United States, including patent and copyright laws.  Any claim arising out of this agreement, the prevailing party shall be entitled to reasonable attorney’s fees, and costs.  This provision shall be construed as applicable to the entire agreement.  And the claim will be brought, in San Diego County, California, U.S.A.

-------------------------------------------------------------------------------------------------

WorldTradeShow.com, Inc.

Date

-------------------------------------------------------------------------------------------------

HI-TEK, Inc.

Date

Exhibit 10.5 Maxsima Discount Card

MEMORANDUM OF UNDERSTANDING (MOU)

This MOU is signed by:

Party A:   WorldTradeShow.com, Inc. (WTSW)

   3665 Ruffin Road, Suite 225, San Diego, California, U.S.A.

   Tel: (858) 292-9637, Fax: (858) 292-9641

Party B:   Nacional Editora, S.A de C.V. (Grupo Campestre)

   Centro Comercial Viva Tijuana Local 1809 Zona Rio, Tijuana, B.C.  C.P. 22320

   Tel: (52664) 682-8861, Fax: (52664) 682-8872

As dated November 10th, 2003, the two parties have agreed to work cooperatively as strategic partners in marketing the popular MASXIMA Discount Card to Mexican businesses and consumers throughout Baja California and Mexico via the Internet portal of WorldTradeShow.com. In return, the parties desire to have a revenue sharing partnership, whereby WTSW may retain up to 20% in recurring revenue.

Mexico with a population over 125 million people has a very progressive and expansive growing economy of the Latin American countries. The use of Internet and wireless telecommunication technologies is becoming more popular as there are over 23 million users. In addition, the expanding travel/tourism and import/export businesses have required these enterprises to beginning marketing using the Internet in order to compete with other the countries. Consumers are making purchases online for products and services. WorldTradeShow.com, Inc. and Grupo Campestre recognize the importance of forming this partnership to brand and capture a portion of the $6 billion USD consumers and trades spending in Baja California and interior Mexico via online business tradeshows marketing.

Party A:

WTSW will establish a “WorldTradeShow Mexico” e-commerce website, which presents all related Mexican businesses in travel/tourism and export/import that offer worldwide consumers the MASXIMA Discount Card to make purchases online or offline for goods and services. Users are able to obtain the Card on this site, along with the ability to transact a purchase securely. Also, the WorldTradeShow Mexico site offers advertising and sponsorship to all participating businesses. WTSW desires to receive revenue sharing partnership with Grupo Campestre through this online advertising and marketing services to its worldwide customers.

Party B:

Grupo Campestre is developing an online MASXIMA Discount Card website to promote, market and distribute  products and services for Mexican companies.  MASXIMA Card is the most recognized retail discount card serving over 8 million Mexican consumers throughout Baja California and interior Mexico. The Discount Card offers customers up to 70% savings from over 500 participating businesses, ranging from hotels, restaurants, rent-a-car agencies, department stores, gift stores and numerous other retailers serving majority of the Mexican travel/tourism market. The Company recognizes WTSW’s online marketing expertise and presence to reach more consumers worldwide. Grupo Campestre desires to have a revenue sharing partnership with WTSW.

_______________________________                                  ___________________________________

Mr. Sheldon Silverman (Party A)                                           Mr. Demitrio Carrasco, Director (Party B)

CEO                                                                                        Partner

 10.6  Hi-Tek Service Agreement

MARKETING & PRODUCTION SERVICES

RETAINER AGREEMENT

This Retainer Agreement is entered into as of January 6, 2005 (the “Effective Date”) by HI-TEK, Inc. and between the undersigned, hereinafter referred to as the “Consultant”, and WorldTradeShow.com, Inc., a Nevada Corporation (hereinafter referred to as the “Client”).

WHEREAS, the Client is the operator of the business located in San Diego, California and desires to hire Consultant to assist the Client with its business and operational needs; and

WHEREAS, the Consultant desires to be hired by the Client in such capacity and agrees to be bound by the terms and conditions set forth in this Agreement; and

WHEREAS, the Consultant understands the need to conduct its business activities according to the highest principles and ethical standards in dealings with the Client’s customers, other Contractors, and the Client itself; and

WHEREAS, the Consultant understands and agrees that he will be entrusted by the Client and its clients with confidential information and materials pertaining to the Client’s business, including but not limited to Client products, business practices and procedures, future business plans for product development, customer lists and customer prospect materials, customer service records, together with marketing procedures, all of which were developed by the Client; and

WHEREAS, it is mutually recognized that the Client has a legitimate business interest in protecting its name, goodwill, existing client relationships and confidential business information and trade secrets;

NOW THEREFORE, in consideration of the foregoing and the mutual promises, agreements and covenants herein contained, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, do hereby agree as follows:

1.

Contract. The Client hires and, the Consultant accept this Agreement, commencing on the Effective Date.

2.

Term and Duties.  The term of this Agreement shall be for one year (Jan. 6, 2005 – Jan. 5, 2006) as mutually agreed between Consultant and the Client.  Consultant shall be responsible for the hiring of the specialists it deems necessary to complete the assigned responsibility.  Client shall be responsible for the payment of all specialists’ compensation, hired by Consultant.

3.

Compensation.  The Client shall pay to the Consultant, as compensation for services rendered by the Consultant, the fees as outlined in the attached Marketing & Production Services Agreement (Appendix “A”).   Interest at the rate of 10%, will be charged by Consultant, on all unpaid invoices.  All other terms and conditions covered by this contract remains the same.

4.

Termination of Employment.  The employment of the Consultant by the Client shall continue for a period of one year or until terminated by either party as provided herein or by mutual consent.

5.

Confidentiality and Ownership of Proprietary Information.  The Consultant acknowledges and agrees that any and all Client products, information, data, documents, materials, methodologies, ideas, concepts, techniques, know-how, plans, designs, programs, systems, or processes of any and every kind, nature, or description, or whatever which it may learn, create, receive, use, become aware of or work with while employed by the Client including but not limited to business practices and procedures, product development, customer lists, and customer prospect materials, customer service records, (hereinafter referred to collectively and with respect to each constituent item, portion, part, or element thereof as the “Information”) are owned by, proprietary to and constitute the trade secrets of the Client.  The Consultant further agrees, covenants, represents, and warrants that it will treat the Information as strictly confidential and will never disclose such Information to anyone without the Client’s prior written permission and consent.

The Consultant further agrees, covenants, represents, and warrants that it will use the    Information only in furtherance of the Client’s business and interests, and that it will make no use of such Information in any other present or future activities, employment or business ventures, regardless of whether such activities or ventures are intended to or actually generate revenues or financial benefits to the Consultant or any other person.  In the event the employment relationship terminates, for any or whatever reason, the Consultant further agrees that, before its departures from the Client, it will return any and all Client products, equipment, and Information that it may have in its possession.

1.

Agreed Remedies.

In the event the Consultant violates any of the terms and provisions set forth above in Paragraph Five and continues to violate any such provisions after the Client has notified it to cease and desist from such violations, the Consultant understands and expressly agrees that the Client may, at its sole option, elect to enforce any or all of the following remedies:

(A) The Consultant consents to the entry of an injunction without contest if sought by the Client to restrain Consultant form any further such violations;

(B) If the Consultant violates the provisions of Paragraph 5, the Consultant agrees to pay the Client, as liquidated damages, an amount equal to 100% of the revenues Consultant receives from using the information.

2.

Expenses.

Consultant shall be entitled to reimbursement of all expenses reasonably incurred on behalf of the Client.

3.

Arbitration.

Any and all disputes, with exception of any application for provisional relief, shall be resolved by binding arbitration before the American Arbitration Association of San Diego, California.  The prevailing party shall be entitled to an award of its costs and expenses, including reasonable attorneys’ fees, connected with enforcing any rights, whether based in contract, tort, or both or any of the provisions of this Agreement.

These rights and remedies are cumulative and not exclusive of any rights or remedies which the Client may have in law or equity, and the exercise of any one such right or remedy shall not preclude or waive the exercise of any other such right or remedy.

4.

Entire Agreement and Survival Obligations.

The parties hereby acknowledge, agree, and represent, each to the other, that this Agreement constitutes the full, final, complete, and entire understanding and agreement between them, that before executing this Agreement the Consultant has read it, has been fully informed of its contents, meaning and legal effect, is entering into and executing it without coercion or duress and of his own free act and deed, and that its terms are contractual and not a mere recital.

All representatives, covenants, and warranties contained herein shall survive the execution hereof and the payment and receipt of the consideration hereunder.  Furthermore, the Consultant obligations regarding Client Information of this Agreement shall survive the termination of his relationship or employment by the Client for any reason.

5.

Severability.

If any clause, term, condition, or provision of this Agreement is determined by a court of competent jurisdiction to be void, voidable, illegal, or unenforceable, such clause, term, condition, or provision shall be severed from the rest and remainder of the provisions set forth in this Agreement, and the unaffected provisions of this Agreement shall remain in full force and effect as though the invalid portion or provision had never been written herein.

6.

Governing Law.

The parties hereby agree that this instrument is to be construed and interpreted in accordance with the laws of the state of California.

IN WITNESS WHEREOF, we have hereunto executed this Agreement as of the date and year first above written.

“CONSULTANT”

“CLIENT”

HI-TEK, Inc.

WorldTradeShow.com, Inc.

A California Corporation

A Nevada Corporation

__________________________

____

______________________________

Lee Johnson, President & CTO

Sheldon Silverman, CEO

Exhibit 10.8 My Baja Guide.com

LETTER OF INTENT TO PROMOTE AND MARKET MYBAJAGUIDE.COM PORTAL

This LOI is signed by:

Party A:   WorldTradeShow.com, Inc. (WTSW)

   3665 Ruffin Road, Suite 225, San Diego, California, U.S.A.

   Tel: (858) 292-9637, Fax: (858) 292-9641

Party B:   Soluciones Global de Internet, S.A de C.V. (Grupo SGI)

   Agua Caliente Local 5861, Tijuana, B.C.  C.P. 22320

   Tel/Fax: (52664) 609-8175

As dated February 1st 2005, the two parties have agreed to work cooperatively as strategic partners in promoting and marketing MyBajaGuide.com, the ultimate travel/tourism portal to Baja California, Mexico, to worldwide customers, seeking information for travel, to do business or investing in Baja California, via the Internet portal of WorldTradeShow.com. In return, the parties desire to have a revenue sharing partnership, whereby WTSW may retain up to 20% in recurring revenue.

Mexico with a population over 130 million people has a very progressive and expansive growing economy of the Latin American countries. Baja California, Mexico geographically borders with the state of California and Arizona; a peninsula with over 780 miles of beach hugging the Pacific Ocean and the Gulf of California. Each year, over 46 million worldwide visitors travel by land and sea to enjoy the beauty of this Northern Mexico peninsula. The Baja California travel and tourism industry generated over $3 billion U.S. dollars in 2004, growing at 7% annually.

The use of Internet and wireless telecommunication technologies is becoming more popular as there are over 30 million users. In addition, the expanding travel/tourism and import/export businesses have required these enterprises to beginning marketing using the Internet in order to compete with other the countries. WorldTradeShow.com, Inc. and Grupo SGI recognize the importance of forming this partnership to brand, promote and capture a portion of the $6 billion USD consumers and trades spending in Baja California and interior Mexico via online business tradeshows marketing and offline promotions.

Party A:

WTSW will establish a “WorldTradeShow MyBajaGuide.com Link Advertising Plan” to assist Grupo SGI to market its MyBajaGuide.com e-commerce website, which presents all related Baja California businesses in travel/tourism, real estate,  investment and export/import that offer worldwide consumers the ability to seek valuable, accurate, updated information to make purchases online or offline for goods and services. Also, the site offers advertising and sponsorship to all participating businesses. WTSW desires to receive revenue sharing partnership with Grupo SGI through this online advertising and marketing services to its worldwide customers.

Party B:

Grupo SGI is developing an premiere online MyBajaGuide.com website to promote, market and distribute  products and services for Baja Californian companies in the travel, real estate, trade and investment industries.  The site will be the most reliable online source to service over 46 million Mexican consumers throughout Baja California and interior Mexico. It will be the most comprehensive Travel/Tourism website, featuring over 700 hotels, resorts, restaurants, attractions and leisure recreational facilities for Baja California, Mexico. The Company recognizes WTSW’s online marketing expertise and presence to reach more consumers worldwide. Grupo SGI desires to have a revenue sharing partnership with WTSW.

_______________________________                                  ___________________________________

Mr. Sheldon Silverman (Party A)                                           Mr. Eduardo Villela, (Party B)

CEO                                                                                        Director

3665 Ruffin Road, Suite 225, San Diego, CA 92123 – USA

Tel: (858) 292-9637   Fax: (858) 292-9641   Toll-free:  1-888-566-WTSW

Email:  Info@WorldTradeShow.com   Web: www.WorldTradeShow.com

Exhibit 10.9 Mexican Association Agreement

MEMORANDUM OF UNDERSTANDING TO PRODUCE AND MANAGE MYTIJUANAHOTELS.COM WEBSITE (MOU)

This MOU is signed by:

Party A:   WorldTradeShow.com, Inc. (WTSW)

   3665 Ruffin Road, Suite 225, San Diego, California, U.S.A.

   Tel: (858) 292-9637, Fax: (858) 292-9641

Party B:   The Mexican Associations of Hotels and Motels for Tijuana, Mexico (AHMA-TJ)

  Calle 7ª. Nov 1937, Entre Revolución y Constitución, Tijuana, B.C., Mexico

   Tel: (664) 685-6320, Fax: (664) 685-4016

As dated May 24th, 2004, the two parties have agreed to work cooperatively as strategic partners in producing and  marketing the official Mexican Associations of Hotels and Motels for Tijuana , Baja California , Mexico website (www.MyTijuanaHotels.com) to worldwide travelers via the Internet portal of WorldTradeShow.com. In return, the parties desire to have a revenue sharing partnership, whereby WTSW may retain up to 5% in recurring revenue from gross online hotel room booking sales and up to 50% from online advertisements sales.

Tijuana, Baja California, with a population of about 3 million people, is one of the most frequently visited destinations in Mexico. Over 42 million people cross the U.S. and Mexican border each year to do business and tour this well-known cosmopolitan city. Most worldwide consumers are using the Internet to make online room reservations. WorldTradeShow.com, Inc. and AHMA-TJ recognize the importance of forming this partnership to capture a portion of the $6 billion USD consumers and trades spending in Baja California and interior Mexico via online business tradeshows marketing and offline promotions to increase hotel sales.

Party A:

WTSW will design and produce a “MyTijuanaHotels.com” e-commerce website, which presents all Tijuana’s top 130 hotels to offer worldwide consumers the choice to make reservations via online secure transactions. Also, the official Tijuana Hotels site offers advertising and sponsorship to all participating hotel members. WTSW desires to receive revenue from hotel reservations sales from this site and through online advertisements.

Party B:

The Mexican Associations of Hotels and Motels for Tijuana, Baja California, Mexico has over 130 hotels and motels listed in its membership. AHMA-TJ offer services the business and leisure travelers worldwide. The Associations will assist WorldTradeShow.com to develop the official site. The e-commerce portal will be in English and Spanish, containing a directory of all the Associations' hotels and motels.

Visitors and travelers globally will be able to reserve rooms directly online from this website.. The Company recognizes WTSW’s online marketing expertise and presence to reach more travelers worldwide. AHMA-TJ desires to have a revenue sharing partnership with WTSW as mentioned above.

_______________________________                                  ___________________________________

Mr. Sheldon Silverman (Party A)                                           Mr. Fortino Cabrera (Party B)

CEO                                                                                        President of the Associations

Exhibit 10.10 DotVN Agreement

dotVN and WorldTradeShow.com, Inc.

MARKETING & SALES COMMISSION AGREEMENT

This Marketing & Sales Agreement is signed by:

Party A:   WorldTradeShow.com, Inc. (WTSW)

   3665 Ruffin Road, Suite 225, San Diego, California, U.S.A.

   Tel: (858) 292-9637, Fax: (858) 292-9641

Party B:   HI-TEK.COM.VN, Inc.

  618/B3-B4 Xo Viet Nghe Tinh, P.25, Q. Bình Thanh, Ho Chi Minh City, Vietnam

   Tel/Fax: 84-8.898-4324

As dated May 27th, 2003, the two parties have agreed to work cooperatively as strategic partners in producing and  marketing the official Vietnamese (.VN) domain name registration website (www.Dot.VN) to worldwide customers and business enterprises via the Internet portal of WorldTradeShow.com. In return, the parties desire to have a revenue sharing partnership, whereby WTSW may retain up to 15% in new domain names registrations sales and up to 50% from online advertisements sales on its portal.

Many global companies are doing business in Vietnam and many more want to participate. As Vietnam continues to grow economically; currently listed as the fastest growing economy in the world at 7.9% GDP, these businesses are positioning to take advantage of the expansion. They will have to acquire their Vietnamese Internet identity to brand their names, services and protect their trademarks. In addition, over 30,000 Vietnamese companies and its 80 million citizens will have the opportunity to register their choice of domain names, too. As of today, the .VN domain names became un-restricted for worldwide registration. It costs $100 USD to register the .VN domain name per year. WorldTradeshow.com, Inc. is working closely with HI-TEK.COM.VN, Inc. to market and distribute these domains on its business web portal.

Party A:

WTSW will design and produce a strategic marketing and sales plan to promote the dotVN domain names to worldwide customers on its “WorldTradeShow.com” e-commerce website, which offers potential consumers and businesses worldwide to register .VN domain names via online secure transactions. Also, the site offers advertising and sponsorship to related Internet Service Providers (ISPs). WTSW desires to receive revenue from domain registration sales from this site and through online advertisements.

Party B:

HI-TEK.COM.VN, Inc. manages the official .VN domain name registration site for Vietnam. The Company will assist WorldTradeshow.com in providing the necessary support to link the www.Dot.VN site to its portal for promotions, marketing and online sales. The Company recognizes WTSW’s online marketing expertise and presence to reach potential customers and businesses worldwide whom may need to register .VN domain names. HI-TEK.COM.VN desires to have a revenue sharing partnership with WTSW as mentioned above.

_______________________________                                  ___________________________________

Mr. Sheldon Silverman (Party A)                                           Mr. Vuong Trung (Party B)

CEO                                                                                        Vice President of HI-TEK.COM.VN

Exhibit 10.11 VTIC MOU

MEMORANDUM OF UNDERSTANDING TO

MARKET VTIC’S WEBSITES (MOU)

This Marketing MOU is signed by:

Party A:   WorldTradeShow.com, Inc. (WTSW)

   3665 Ruffin Road, Suite 225, San Diego, California, U.S.A.

   Tel: (858) 292-9637, Fax: (858) 292-9641

Party B:   HI-TEK.COM.VN, Inc.

  618/B3-B4 Xo Viet Nghe Tinh, P.25, Q. Bình Thanh, Ho Chi Minh City, Vietnam

   Tel/Fax: 84-8.898-4324

As dated November 4th, 2003, the two parties have agreed to work cooperatively as strategic partners in producing and marketing the official Vietnam Trade Information Center (VTIC) website, the Vietnamese government agency responsible for managing and promoting Vietnam’s Import/Export businesses and associations, www.ASEMConnectVietnam.gov.vn, and www.VINANET.com.VN, and to produce and market a virtual export tradeshow for Vietnam. In return, the parties desire to have a revenue sharing partnership, whereby WTSW may retain up to 30% of online advertisements sales on its portal.

Since the Bi-Lateral Trade Agreement was signed in 2001 with the United States, Vietnam’s economy in various sectors continue to grow dramatically, especially the Import/Export and Travel/Tourism and Internet industries. WorldTradeshow.com has the ability to assist in developing and producing this exclusive online VTIC tradeshow to promote over 8,000 Vietnam’s Exporting enterprises and businesses. The Virtual WorldTradeShow Fair would run continuously on the WorldTradeshow.com’s e-commerce website for importers/exporters and consumers worldwide to access the Vietnamese directory of exporters listing their products and services information, at the same offer them the ability to communicate and transact with the businesses directly online.

Party A:

WTSW will design and produce a strategic marketing, sales plan and eventually a virtual tradeshow site to promote VTIC’s 8,000 members to worldwide customers on its “WorldTradeShow.com” e-commerce website, which offers potential consumers and businesses worldwide to Vietnam’s top businesses and manufacturers and even make purchases via online secure transactions. Also, the site offers advertising and sponsorship to all members. WTSW desires to receive revenue from online sales from this site and through sponsorship advertisements.

Party B:

HI-TEK.COM.VN, Inc. received the contract to work with VTIC to produce an online tradeshow promoting its members. The Company will assist WorldTradeshow.com in providing the necessary support to market and promote VTIC’s official websites (see above). HI-TEK.COM.VN desires to have a revenue sharing partnership with WTSW for all sales received from this venture as mentioned above.

______________________________                                  ___________________________________

Mr. Sheldon Silverman (Party A)                                           Mr. Vuong Van Trung (Party B)

CEO                                                                                        Vice President of HI-TEK.COM.VN

Exhibit 10.12 Consulting Agreement

INDEPENDENT CONTRACTORS AGREEMENT

THIS AGREEMENT IS DATED THE 30th DAY OF JUNE 2004

BETWEEN:

WORLDTRADESHOW.COM, INC.

3665 Ruffin Rd. Suite 225

San Diego, CA 92123

(Herein called the “Client”)

AND:

Sheldon Silverman

425 Stratford Ct. Suite 14

San Diego, CA 92014

(Herein the “Contractor”)

Whereas the Client desires to engage the Contractor to provide services to the Client for the terms of this Agreement and the Contractor has agreed to provide such services, all in consideration and upon the terms and conditions contained herein.

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:

1.

SERVICES

The Client agrees to engage the Contractor to provide the services described in Schedule “A” attached hereto and the contractor has agreed to perform and provide such services (collectively the “Services”)

2.

TERMS

Except as otherwise provided in this Agreement, the Client agrees to engage the Contractor to provide the Services for a term commencing June 30, 2004 and ending upon the completion of the Services by June 30, 2005.

3.

FEE

The Client agrees to pay the Contractor a fee for the Services provided by the Contractor under the Agreement in the amount of $7,500.00 USD payable on the 15th and 30th of each month, a total amount per month of $15,000.00 USD.  The total amount fee due to Contractor may be paid when upon the Client has sufficient funds to make the payment.  Should cash flow not allow for payment of services, the amount due shall be accrued until cash flow permits.  After 60 days of non-payment contractor has the option to accept the Client’s common stock as payment.  The shares of common stock issued shall be equate to one (1) shares for every one dollar ($1.00) of services fee payment due Contractor.

4.

EXPENSES

The Client shall pay for or reimburse the Contractor for all reasonable, ordinary and necessary expenses incurred by the Contractor in the ordinary course of performing the Services upon presentation of proper accounts, statements, invoices or receipts for such items.

5.

INDEPENDENT CONTRACTOR

The Contractor’s relationship with the Client as created by this Agreement is that of an independent contractor.  It is intended that the contractor shall have general control and direction over the manner in which its services are to be provided to the Client under this Agreement.  Nothing contained in this Agreement shall be regarded or construed as creating any relationship (whether by way of employer/Contractor, agency, joint venture, association, or partnership) between the parties other than as an independent contractor as set forth herein.

6.

TIMES AND EFFORT

The Contractor shall be free to devote such portion of the Contractor’s time, energy, effort and skill as the Contractor see fit, and to perform the Contractor’s duties when and where the Contractor see fit, so long as the Contractor performs the Services set out in this Agreement in a timely and professional fashion.

7.

AUTHORITY

The Contractor acknowledges that it is being retained as a consultant to the Client and that as such it does not have the authority and cannot commit or bind the Client to any matter, contract or negotiation without prior written authorization of the Client.

8.

COMPLIANCE

a.

The Contractor shall comply with all applicable federal, state and municipal laws, rules and regulations arising out of or connected with the performance of the Services under this Agreement by the Contractor.

b.

The Contractor shall be responsible for all applicable Federal, State and Local taxes relating to or arising out of the fees paid to the Contractor under this Agreement and the Services performed by the Contractor.  Payments relating to any of the above shall be the responsibility of the Contractor and shall be forwarded by the Contractor as appropriate, directly to the government agencies involved.  Proof of compliance with this requirement shall be available to the Client upon request.

9.

KEY PERSON AND SUB-CONTRACTORS

The parties acknowledge that retaining sub contractors is integral to the successful performance of the Services by the Contractor under this Agreement.  It is acknowledged by the Contractor the sub contractors will perform substantial portion of the Services, unless the Client otherwise consents in writing.  The fees and expenses for the sub contractors shall be the responsibility of the Client.

10.

SUPPORT

The Client agrees to provide such assistance and make available such Contractors, office space and support to the Contractor as is reasonable necessary to enable the to Contractor perform the Services under this Agreement.

11.

CONFIDENTIAL INFORMATION

a.

The Contractor acknowledges that certain of the material and information made available to the Contractor by the Client in the performance of the Services (“Confidential Information”) will be of a confidential nature.  The contractor recognizes that the Confidential Information is the sole and exclusive property of the Client, and the Contractor shall use its best efforts and exercise utmost diligence to protect and maintain the confidentiality of the Confidential Information.  The Contractor shall not, directly or indirectly, use the Confidential information for its own benefit, or disclose to another any Confidential Information, whether or not acquired, learned, obtained or developed by the Contractor alone or in connection with, except as such disclosure or use may be required in connection with the performance of the Services or as may be consented to in writing by the Client.

b.

The Confidential Information is and shall remain the sole and exclusive property of the Client regardless of whether such information was generated by the Contractor or by others, and the Contractor agrees that upon termination of this Agreement it shall deliver promptly to the Client all such tangible parts of the Confidential Information including records, data, notes, reports, proposals, client list, correspondence, materials, marketing or sales information, computer programs, equipment, or other documents or property which are in the procession or under the control of the Contractor without retaining copies thereof.

c.

Each of the foregoing obligations of the Contractor in this clause shall also apply to any confidential information of customers, joint venture parties, contractors and other entities, of any nature whatsoever, with whom the Client or any associate or affiliate of the Client has business relations.

d.

Not with standing the foregoing provisions of this clause, the Contractor shall not be liable for the disclosure or use of any of the Confidential Information to the extent that:

i.

The Confidential Information is or becomes available to the public from a source other than the Contractor and through no fault of the Contractor or:

ii.

The Confidential Information is lawfully obtained by the Contractor from a third party or a source outside this Agreement.

iii.

The covenants and agreements contained in this clause shall survive the termination of this Agreement.

1.

OTHER SERVICES

The Contactor will be free to perform consulting and other services to the Contractor’s other clients during the term of this Agreement, provided however, that the Contractor shall ensure that the Contractor is able to perform the Services pursuant to this Agreement in a timely and professional fashion.  The Contractor agrees not to perform services for the Contractor’s other clients, which may create a conflict of interest or interfere with the Contractor’s duties pursuant to this Agreement.

2.

TERMINATION

a.

In the event that the Contractor breaches this Agreement, or otherwise fails to perform the Services in accordance with the terms of this Agreement, the Client may terminate this Agreement immediately and without notice for cause.  Either party may terminated this Agreement at any time, without cause or reason, upon giving two weeks advance written notice to the other.

b.

Compensation upon termination.  Except as provided in section 13.a) with respect to termination, Contractor shall be entitled to the following payments, if any, upon the termination of his employment by the Client.

i.

Misconduct: In the event Contractor is terminated by the Client for misconduct, Contractor shall not be entitled to any compensation other than Services and Incentive Compensation accrued through the date of termination.

ii.

Resignation: In the event Contractor resigns from the Client voluntarily, Contractor shall be entitled to receive Contractor’s then current Service Fees and Incentive Compensation accrued through the effective date of termination.

iii.

With Cause: In the event Contractor is terminated by the Client fro Cause, the Contractor shall not be entitled to any compensation other than Services and incentive Compensation accrued through the date of termination.

iv.

Without Cause: In the event Contractor is terminated by the Client without cause prior to the expiration of the Initial Term, the Client shall pay to Contractor, Contractor’s then current monthly Service Fee pro rated as of the date of termination, and an employment agreement cancellation fee (“Employment Cancellation Fee”) equal to the greater of (i) the sum of (a) the balance of Contractor’s monthly Service Fee for the remainder of the Initial  Term, and (b) the average of the annual Incentive Compensation received by Contractor prior to the date of termination for each year or portion thereof remaining in the Initial Term or, in the event Contractor’s employment is terminated prior to the expiration of the first full calendar year during the Initial Term, the Incentive Compensation to which Contractor would otherwise be entitled to receive with respect to such calendar year, to be calculated within fifteen (15) days after completion of such calendar year and payable on or before thirty (30) days after completion of such calendar year, for each year or portion thereof remaining in the Initial Term.  In the event Contractor is terminated by the Client without cause after the expiration of the Initial Term, the Client shall pay to Contractor the current monthly Service Fee pro rated as of the date of termination and the Termination Fee calculated in accordance with section 3.a) of this Agreement.

v.

Stock Redemption: in the event Contractor resigns or is being terminated, without cause, the Client has a fifteen (15) day first right of refusal to redeem the Clients common stock issued to the Contractor.  The redemption price shall equal $1.00 per share or the previous seven (7) days average trading price, as determined by the NASDAQ’S OTCBB, which ever is greater.

3.

GOVERNING LAW

This agreement shall be governed by the laws of the State of California applicable therein.

4.

SEVERABILITY

If any provision of this Agreement, or the application of such provision to any person or in any circumstance, shall be determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement, and the application of such provision to any person or in any circumstances other than that to which it is held to be invalid, illegal or unenforceable, shall not be affected thereby.

5.

AMEMDMENTS

Any amendment to this Agreement must be in writing and signed by both parties hereto.

6.

TIME OF ESSENCE

Time shall be of essence in this Agreement.

7.

INDEMNIFICATION

This is the entire Agreement between the Client and the Contractor with respect to the consulting services to be provided by the contractor to the Client and supersedes any prior agreements with respects to such whether written oral.

8.

NOTICES

Notice hereunder shall be in writing and must be either personally delivered or sent by double registered mail to the address(es) set forth above.  A party may change the address set forth above by the proper notice to the other.

9.

NO WAIVER

The failure of any party to insist upon the strict performance of a covenant or obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such party’s right to demand strict performance in the future.  No consent or waver, express or implied, to or of any breach or default in the performance of any covenant or obligation hereunder shall constitute a consent or waive to or of any other breach or default in the performance of the same of any other obligations hereunder shall constitute a consent or waiver to or of any other breach or default in the performance of the same or of any other breach or default in the performance of the same or of any other obligations hereunder.

10.

ASSIGNMENT

The Agreement is personal in nature and may not be assigned by either party hereto.

11.

INUREMENT

This Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective Contractors and permitted receivers, successors and assigns.

IN WITNESS WHEREOF THE PARTIES HERETO HAVE SIGNED THIS AGREEMENT AS OF THE DAY AND YEAR FIRST ABOVE WRITTEN.

WORLDTRADESHOW.COM, INC.

Per:

___________________________

Lee Johnson, CTO

WORLDTRADESHOW.COM, INC.

Sheldon Silverman

Per:

___________________________

Sheldon Silverman, CEO

WORLDTRADESHOW.COM, INC.

SCHEDULE “A”

Description of Services

Lee Johnson, CTO

Job descriptions:

1.

Oversee Technical Development

2.

Oversee Internet Web Site Design integration

3.

Provide Recommendations for, Multimedia marketing and promotion

4.

Monitor and verify work being performed by the technical development team

5.

Report Writing

6.

Act as a liaison between technicians and board members

7.

Oversee all internet and CD-ROM development

8.

Act as a Liaison between Vietnam offices

Exhibit 10.13 Hi-Tek Interest Agreement

December 09, 2004

WorldTradeShow.com, Inc.

3665 Ruffin Rd. Suite 225

San Diego, CA  92123

Attention:  Mr. Sheldon Silverman, CEO

Re:  Marketing & Production Services Retainer Agreement

As per the agreement signed on January 3, 2003 between Hi-Tek and WorldTradeShow.com

Hi-Tek.com hereby agrees to waive the 10% interest rate for unpaid invoices on this agreement for the period January 03, 2003 thru October 31, 2004.

__________________________

Lee Johnson

President & CTO

Corporate USA

3665 Ruffin Rd., Suite 115,  San Diego, California 92123 - USA

Tel: (858) 571-8431  -   Fax: (858) 571-8497

Email: SanDiego@Hi-Tek.com   Website:  www.Hi-Tek.com

23,1

Report of Independent Certified Public Accountants from Armando Ibarra, CPA, A Professional

Corporation

A	C	I	ARMANDO C. IBARRA Certified Public Accountants A Professional Corporation

Armando C. Ibarra, C.P.A.                                                              Members of the California Society of Certified Public Accountants

Armando Ibarra, Jr., C.P.A., JD                                                Members of the American Institute of Certified Public Accountants

                                                                                                             Registered with the Public Company Oversight Accounting Board

To the Board of Directors

WorldTradeShow.com, Inc.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheet of WorldTradeShow.com, Inc. as of April 30, 2005 and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of WorldTradeShow.com, Inc. as of April 30, 2004, were audited by other auditors whose report dated December 9, 2004, expressed an unqualified opinion on those statements.  Their report included an explanatory paragraph regarding going concern.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WorldTradeShow.com, Inc., as of April 30, 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 15 to the financial statements, the Company’s losses from operations raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ ARMANDO C. IBARRA, CPA

__________________________________

ARMANDO C. IBARRA, CPA

July 24, 2005

Chula Vista, Ca. 91910

23.2

Consent of Armando Ibarra, CPA, A Professional Corporation

A	C	I	ARMANDO C. IBARRA Certified Public Accountants A Professional Corporation

Armando C. Ibarra, C.P.A.                                                               Members of the California Society of Certified Public Accountants

Armando Ibarra, Jr., C.P.A., JD                                                      Members of the American Institute of Certified Public Accountants

Registered with the Public Company Accounting Oversight Board

October 11, 2005

To Whom It May Concern:

The firm of Armando C. Ibarra, Certified Public Accountants, CPA consents to the inclusion of our report dated July 24, 2005, on the audited financial statements of WorldTradeShow.com, Inc., as of April 30, 2005, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

____________________________

ARMANDO C. IBARRA, C.P.A.

23.3

Report of Independent Certified Public Accountants from Wong Johnson & Associates, A Professional  Corporation

____________________________________________________________________________________________________________________________________________

WONG JOHNSON & ASSOCIATES, A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

SUITE 102

28936 OLD TOWN FRONT STREET, TEMECULA, CALIFORNIA  92590

TELEPHONE 951–693–1120 • FACSIMILE  951–693–1189

To the Board of Directors

WorldTradeShow.com, Inc.

San Diego, California

We have audited the accompanying balance sheets of WorldTradeShow.com, Inc. as of April 30, 2004 and 2003, and the related statements of operations, of shareholders’ equity (deficit) and of cash flows for each of the two years in the period ended April 30, 2004, and for the period from September 15, 1995 (date of inception) to April 30, 2004.   These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WorldTradeShow.com, Inc. as of April 30, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended April 30, 2004, and the period from September 15, 1995 (date of inception) to April 30, 2004, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has not yet commenced operations.  This factor raises substantive doubt as to the Company’s ability to obtain long-term debt or equity financing.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WONG JOHNSON & ASSOCIATES

A Professional Corporation

Temecula, California

December 9, 2004

Exhibit 98 Response to Comments From Securities Exchange Commission

Craig Wilson

Senior Assistant Chief Accountant

Securities Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

RE:  WorldTradeShow.com, Inc.

         Form 10-SB filed August 19, 2005

         File number 000-51126

Dear Mr. Wilson,

In response to your letter dated August 25, 2005 we have made following adjustments to our filing.

•

Your registration statement does not include the audit report of the “auditors” referred to in the audit report of Armando C. Ibarra, CPA as required by Article 2-05 of Regulation S-X and it is not evident why Armando C. Ibarra, CPA is referring to “other auditors” in their opinion.

The audit report has been modified not to include any reference to the prior auditor’s report and the prior auditors report is included in the financial statements.

•

The auditor’s report in your registration statement is not signed as required by Article 2-02(a)(2) of Regulation S-X.

The signature has been added as required.

Very truly yours,

Sheldon Silverman

Chief Executive Officer

Exhibit 99 Code of Ethics for Chief Executive Officer and Senior Financial Officer

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

WorldTradeShow.com, Inc. promotes ethical conduct in the practice of financial management. Senior financial officers hold an important and elevated role in corporate governance. They are uniquely capable and empowered to ensure that stockholders' interests are appropriately balanced, protected and preserved.

It is the policy of WorldTradeShow.com, Inc. that the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar function will adhere to the following principles governing their professional and ethical conduct in fulfillment of their responsibilities:

1. Act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2. Provide full, fair, accurate, timely, and understandable disclosure in reports and documents filed with the SEC as well as other public communications.

3. Comply with the laws of federal, state, and local governments and the rules and regulations of regulatory agencies.

4. Promptly report violations of this code to the Board of Directors.

5. Be accountable for promoting adherence to this code.

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